Raymond James Financial Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Filer:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**11/23/10**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

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EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NONE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**11/23/10**
Item IDs	**5.02**
	7.01
	9.01
Notify via Filing website Only	**off**
Emails	**doug.krueger@raymondjames.com**
	michael.castellani@raymondjames.com
	stephanie.mailhot@raymondjames.com
	jennifer.ackart@raymondjames.com
	jonathan.oorlog@raymondjames.com
	mike.badal@raymondjames.com
	rjbank-finance@raymondjames.com
	megan.nelson@raymondjames.com

Documents

8-K	**k8112310.htm**
	Plan Documents and Dividend Increase
EX-10.142	**ex10_142.htm**
	First Amendment to RJF Senior Mgmt Incentive Plan
EX-10.161	**ex10_161.htm**
	Amended and Restated 2007 RJF Stock Bonus Plan
EX-10.162	**ex10_162.htm**
	Form of Notice of Restricted Stock Award and associated Restricted Stock Unit Agreement
EX-10.163	**ex10_163.htm**
	Form of Amendment to Restricted Stock Grant Agreements outstanding
EX-10.171	**ex10_171.htm**
	2005 RJF Restricted Stock Plan (as amended on November 23, 2010)
EX-10.172	**ex10_172.htm**
	Form of Notice of Restricted Stock Award and associated Restricted Stock Unit Agreement
EX-10.173	**ex10_173.htm**
	Form of Amendment to Restricted Stock Grant Agreements outstanding
EX-99.1	**ex99_1.htm**
	November 23, 2010 Quarterly Dividend Increase Press Release
GRAPHIC	**logo.jpg**
8-K	**submissionpdf.pdf**
	pdf

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

                <field sid="SubTable_periodOfReport_"><value>11/23/10</value></field>
                <combobox sid="SubItem_itemId_"><value>5.02</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_2"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8112310.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>Plan Documents and Dividend Increase</value></field>
                <data sid="data1"><filename>k8112310.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex10_142.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-10.142</value></combobox>
                <field sid="SubDocument_description_1"><value>First Amendment to RJF Senior Mgmt Incentive Plan</value></field>
                <data sid="data2"><filename>ex10_142.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>ex10_161.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>EX-10.161</value></combobox>
                <field sid="SubDocument_description_2"><value>Amended and Restated 2007 RJF Stock Bonus Plan</value></field>
                <data sid="data3"><filename>ex10_161.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>ex10_162.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>EX-10.162</value></combobox>
                <field sid="SubDocument_description_3"><value>Form of Notice of Restricted Stock Award and associated Restricted Stock
                <data sid="data4"><filename>ex10_162.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_4"><value>ex10_163.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_4"><value>EX-10.163</value></combobox>
                <field sid="SubDocument_description_4"><value>Form of Amendment to Restricted Stock Grant Agreements outstanding</value
                <data sid="data5"><filename>ex10_163.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_5"><value>ex10_171.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_5"><value>EX-10.171</value></combobox>
                <field sid="SubDocument_description_5"><value>2005 RJF Restricted Stock Plan (as amended on November 23, 2010)</value><
                <data sid="data6"><filename>ex10_171.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_6"><value>ex10_172.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_6"><value>EX-10.172</value></combobox>
                <field sid="SubDocument_description_6"><value>Form of Notice of Restricted Stock Award and associated Restricted Stock
                <data sid="data7"><filename>ex10_172.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_7"><value>ex10_173.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_7"><value>EX-10.173</value></combobox>
                <field sid="SubDocument_description_7"><value>Form of Amendment to Restricted Stock Grant Agreements outstanding</value
                <data sid="data8"><filename>ex10_173.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_8"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_8"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_8"><value>November 23, 2010 Quarterly Dividend Increase Press Release</value></fiel
                <data sid="data9"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_9"><value>logo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_9"><value>GRAPHIC</value></combobox>
                <data sid="data10"><filename>logo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_10"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_10"><value>8-K</value></combobox>
                <field sid="SubDocument_description_10"><value>pdf</value></field>
                <data sid="data11"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>michael.castellani@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>stephanie.mailhot@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_4"><value>jonathan.oorlog@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_5"><value>mike.badal@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_6"><value>rjbank-finance@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_7"><value>megan.nelson@raymondjames.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

November 23, 2010
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On November 23, 2010, the Board of Directors (the "Board") of Raymond James Financial, Inc. (the "Company") approved amendments to the Company's 2005 Restricted Stock Plan and 2007 Stock Bonus Plan. Those amendments primarily made changes to those plans to enable the Company to issue restricted stock units that were compliant with Internal Revenue Code Section 409A to employees and independent contractor financial advisors based in the United States. The amendments also addressed the mechanics of dividend equivalent payments on the restricted stock units. The Company has previously issued restricted stock units only to Canada based employees. The Board also approved associated forms of restricted stock unit notice and award agreements under those plans. Third, the Board approved amendments to outstanding restricted stock award agreements to facilitate accelerated partial share vesting and withholding in order to meet plan participants' tax withholding obligations arising from their attaining retirement eligibility. Finally, the Board approved an amendment to the Senior Management Incentive Plan to cover restricted stock units and reflect the most current equity allocation formula. All of those documents are being filed as exhibits to this report and the foregoing summary is qualified by the definitive terms of those documents.

Item 7.01 Regulation FD Disclosure

On November 23, 2010, the Company issued a press release to announce that the Company's Board declared an increased quarterly dividend on its common shares from $.11 per share to $.13 per share, payable on January 19, 2011 to the shareholders of record on January 3, 2011.

The information furnished in this item, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

(d) The following are filed as exhibits to this report:

Exhibit No.

10.14.2*   First Amendment to the Raymond James Financial, Inc. Senior Management Incentive Plan, filed herewith.

10.16.1*   Amended and Restated 2007 Raymond James Financial, Inc. Stock Bonus Plan (as amended and restated effective November 23, 2010), filed herewith.

10.16.2*   Form of Notice of Restricted Stock Unit Award and associated Restricted Stock Unit Agreement under Amended and Restated 2007 Raymond James Financial, Inc. Stock Bonus Plan, filed herewith.

10.16.3*   Form of Amendment to Restricted Stock Grant Agreements outstanding under 2007 Raymond James Financial, Inc. Stock Bonus Plan, filed herewith.

10.17.1*   2005 Raymond James Financial, Inc. Restricted Stock Plan (as amended on November 23, 2010), filed herewith.

10.17.2*   Form of Notice of Restricted Stock Unit Award and associated Restricted Stock Unit Agreement (employee/independent contractor) under 2005 Raymond James Financial, Inc. Restricted Stock Plan, as amended, filed herewith.

10.17.3*   Form of Amendment to Restricted Stock Grant Agreements outstanding under 2005 Raymond James Financial, Inc. Restricted Stock Plan, filed herewith.

99.1   Press release dated November 23, 2010 issued by Raymond James Financial, Inc., filed herewith.

*   Indicates a management contract or compensatory plan or arrangement in which a director or named executive officer participates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: November 30, 2010   By: /s/ Jeffrey P. Julien
                                                      Jeffrey P. Julien
                                                      Executive Vice President - Finance
                                                      and Chief Financial Officer

Exhibit 10.14.2

**FIRST AMENDMENT TO THE
RAYMOND JAMES FINANCIAL, INC.
SENIOR MANAGEMENT INCENTIVE PLAN**

The Raymond James Financial, Inc. Senior Management Incentive Plan (the "Plan") is hereby amended effective as of the date set forth below, as follows:

1. Section 4.6 of the Plan is hereby amended in its entirety to read as follows:

"4.6   Bonus awards that exceed the amounts set forth below shall be paid, in part, in the form of shares of restricted stock, restricted stock unit awards, or other equity awards (in each case, that cover shares of the Company's common stock, $.01 par value), as follows:

Portion of Bonus Award	Percentage that portion to be Paid in Stock or Other Equity Awards
$250,000.00 - $500,000.00	10% of the amount in excess of $250,000, if bonus award is at least $275,000.
$500,000.01 - $1,000,000.00	15% of the amount in excess of $500,000.00.
$1,000,000.01 - $2,000,000.00	20% of the amount in excess of $1,000,000.00.
$2,000,000.01 - $3,000,000.00	25% of the amount in excess of $2,000,000.00.
$3,000,000.01 or more	50% of the amount in excess of $3,000,000.00

The Committee may from time to time increase or decrease the percentage of the awards to be paid in shares of restricted stock, restricted stock unit awards, or other equity awards.

Shares of restricted stock, restricted stock unit awards, or other equity awards issued as part of awards pursuant to this Plan shall be issued pursuant to (including any applicable discount), and shall be subject to the restrictions set forth in, the 2007 Raymond James Stock Bonus Plan as it may be amended from time to time."

2. Except as hereby amended, the Plan shall remain in full force and effect.

RAYMOND JAMES FINANCIAL, INC.

/s/ J.P. Julien
Signature

Jeffrey P. Julien
Print Name

Executive Vice President & CFO
Title

November 26, 2010
Date

sd-537948

Exhibit 10.16.1

AMENDED AND RESTATED
2007 RAYMOND JAMES FINANCIAL, INC. STOCK BONUS PLAN
(As amended and restated effective November 23, 2010)

SECTION 1. PURPOSE OF THE PLAN.

The name of this plan is the Amended and Restated 2007 RAYMOND JAMES FINANCIAL, INC. STOCK BONUS PLAN (the "Plan"). The Plan is an amendment and restatement of that certain 2007 Raymond James Financial, Inc. Stock Bonus Plan (the "Original Plan"), which was previously amended and restated to permit grants of restricted stock units to Participants resident in Canada. The purpose of the Plan is to enable RAYMOND JAMES FINANCIAL, INC. (the "Company") and its Subsidiaries to attract, retain and motivate officers and certain other employees, to compensate them for their contributions to the growth and profits of the Company (or its Subsidiaries) and to encourage ownership of stock in the Company on the part of such personnel. The Plan provides incentives to participating officers and certain other employees which are linked directly to increases in shareholder value and therefore is designed to inure to the benefit of all shareholders of the Company.

SECTION 2. DEFINITIONS.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a)   "Board" means the Board of Directors of the Company.

(b)   "Cause" means (i) the willful and continued failure by such Participant to perform satisfactorily the duties consistent with his or her title and position reasonably required of him or her by the Board or supervising management (other than any such failure resulting from incapacity due to physical or mental illness), (ii) the commission by such Participant of a felony, or the perpetration by such Participant of a dishonest act or common law fraud against the Company or a Subsidiary, or (iii) any other willful act or omission (including without limitation the deliberate and willful violation of any corporate policy or regulation) which could reasonably be expected to expose the Company or a Subsidiary to civil liability under the law of the applicable jurisdiction or causes or may reasonably be expected to cause significant injury to the financial condition or business reputation of the Company or a Subsidiary. For purposes of this Subsection, no act, or failure to act, on a Participant's part shall be deemed "willful" unless done, or omitted to be done, by such Participant not in good faith and without reasonable belief that his action or omission was in the best interest of the Company or a Subsidiary.

(c)   "Code" means the Internal Revenue Code of 1986, as amended from time to time.

(d)   "Committee" means the Corporate Governance, Nominating and Compensation Committee of the Board or any successor thereto or such other committee designated by the Board to serve as the Committee hereunder, appointed by the Board from among its members, who are and shall remain Committee members only so long as they remain "non-employee directors " as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), "independent" within the meaning of Section 303A (Corporate Governance Standards) in the New York Stock Exchange Listed Company Manual, and "outside directors" within the meaning of Section 162(m) of the Code.

(e)   "Disability" means permanent and total disability as determined under the Company's long-term disability plan unless the Participant is not a participant in the Company's long-term disability plan or in the absence of such long-term disability plan, in which case, "Disability" means a mental or physical condition which totally and presumably permanently prevents the Participant from engaging in any substantial gainful employment with the Company or the Subsidiary with which the Participant was employed prior to the inception of the disability; provided that, for purposes of awards granted hereunder that are subject to Section 409A, "Disability" means a disability within the meaning of Code Section 409A(a)(2)(C) and Treasury regulation section 1.409A-3(i)(4), as each may be amended from time to time.

(f)   "Eligible Employee" means an employee of the Company or any Subsidiary as described in Section 3, whose bonus in any fiscal year is greater than a certain amount to be determined annually by the Committee.

(g)   "Participant" means an Eligible Employee selected by the Committee pursuant to the Committee's authority in Section 6, to receive an award of Restricted Stock or of an award of a Restricted Stock Unit.

(h)   "Performance-Related Termination" shall mean the Company's termination of a Participant's employment or other service due to a documented issue related to the Participant's performance, as determined by the Company in its sole discretion.

(i)   "Restricted Stock" means an award of shares of Stock that is subject to the restrictions set forth in Section 5.

(j)   "Restricted Stock Unit" means an award of the right to receive Stock, cash or a combination thereof, as determined in the Committee's sole discretion, upon settlement that is subject to the restrictions set forth in Section 5A.

(k)   "Retirement" means no longer being occupied in one's business or profession and incurring a voluntary Separation from Service or involuntary Separation from Service other than for Cause from the Company or any Subsidiary after either (i) reaching a minimum age of 55 so that the combination of both age and years of employment with the Company or Subsidiary equals or exceeds 75, (ii) reaching age 60 and having 5 years of employment with the Company or a Subsidiary, or (iii) reaching age 65.

(l)   "Section 16(a) Person" means any officer or director of the Company or any Subsidiary who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Stock of the Company.

(m)   "Section 409A" means Section 409A of the Code, and any proposed, temporary or final Treasury Regulations and Internal Revenue Service guidance thereunder, as each may be amended from time to time.

(n)   "Separation from Service" means a Participant's termination of employment from the Company and its Subsidiaries; provided that, for purposes of awards granted hereunder that are subject to Section 409A, a "Separation from Service" means a Participant's death, retirement or other termination of employment with the Company and its Subsidiaries (as determined in accordance with Code Section 409A(2)(A)(i) and Treasury regulation section 1.409A-1(h), as each may be amended from time to time).

(o)   "Stock" means the common stock of the Company, $.01 par value.

(p)   "Subsidiary" means any corporation (other than the Company) or other entity 50% or more of the total combined voting power of all classes of stock or other proprietary interests of which is owned, directly or indirectly, by the Company.

SECTION 3. ELIGIBILITY AND PARTICIPATION.

Officers and certain other employees of the Company or its Subsidiaries who are responsible for or contribute to the management, growth and/or profitability of the Company or its Subsidiaries shall be eligible to participate in the Plan. The Participants under the Plan shall be selected from time to time by the Committee, in its sole discretion, from among Eligible Employees.

SECTION 4. AMOUNT AND FORM OF AWARDS.

(a)   Awards under the Plan shall be determined from time to time by the Committee in its discretion, including adoption by the Committee of a formula for determining awards. In determining awards, the Committee may, in its sole discretion, among other things, determine the percentages of annual bonus to be made as awards hereunder in lieu of cash payments and the amount of the percentage discount, if any, to be used in computing the number of shares of Restricted Stock and Restricted Stock Units to be awarded to any particular Participant. A Participant will receive such awards in Restricted Stock or Restricted Stock Units, as designated in the grant.

(b)   The maximum number of shares of Stock which may be issued under the Plan as of the Effective Date (determined in accordance with Section 10), after giving effect to all awards under the Original Plan, as Restricted Stock or which may be covered by Restricted Stock Units, when aggregated, shall be (i) 2,125,058 in total and (ii) 750,000 in any fiscal year, subject to adjustment as provided in Section 7, and, with respect to any Restricted Stock, such shares may be authorized but unissued shares, or previously issued shares reacquired by the Company, or both. In the event any Restricted Stock or a Restricted Stock Unit is forfeited prior to the end of the Restricted Period (as defined in paragraph (c)(i) of Section 5 or in paragraph (c) of Section 5A), the shares of Stock so forfeited or the number of shares to which the forfeited Restricted Stock Unit relates shall immediately become available for future awards.

SECTION 5. RESTRICTED STOCK.

(a)   The number of shares of Restricted Stock awarded to a Participant under the Plan will be determined in accordance with Section 4(a). In order to reflect the impact of the restrictions on the value of the Restricted Stock, as well as the possibility of forfeiture of Restricted Stock, the Committee shall, solely for purposes of determining the number of shares of Restricted Stock to be awarded to any particular Participant, apply a discount of ten percent (10%) to the fair market value of the Stock; provided however that the Committee may, where it deems appropriate, and in its sole discretion, and for purposes of determining the number of shares of Restricted Stock to be awarded to any particular Participant, apply an alternative discount rate or no discount at all. The dollar value of an award will be divided by the fair market value of the Stock (or by the discounted fair market value of the Stock, if applicable) to determine the number of shares of Restricted Stock in an award. The value of fractional shares will be paid in cash. For purposes of this Plan, the fair market value of Stock for an award will be the Stock's closing price on the New York Stock Exchange or the last sale price on any other national securities exchange registered under the Securities and Exchange Act of 1934, as amended, upon which the Stock is then listed on such date, or if the Stock was not traded on such date, on the next preceding day on which sales of shares of the Stock were reported, all as determined by the Committee. The Committee, in its sole discretion, may provide for alternative methods of determining the fair market value of Stock for such awards, and may also provide for alternative forfeiture provisions, so long as the alternative methods or provisions do not (i) materially increase the benefits, (ii) materially increase the number of shares of Restricted Stock issued or (iii) materially modify the eligibility requirements applicable to Section 16(a) Persons.

(b)   All shares of Restricted Stock shall be issued and held in an individual account for each Participant until the Restricted Period (as defined in paragraph (c)(i) of this Section 5) has expired. Such Company records shall, absent manifest error, be binding on the Participants.

(c)   The shares of Restricted Stock awarded pursuant to this Section 5 shall be subject to the following restrictions and conditions:

(i)   Subject to the provisions of the Plan, during the three-year period (together with any extensions thereof approved as provided herein) commencing on the date of the award (the "Restricted Period"), the Participant shall not be permitted to sell, transfer, pledge or assign shares of Restricted Stock awarded under the Plan. The Committee may, in its sole discretion, (x) initially provide for an alternative Restricted Period or alter the three-year Restricted Period for a previously granted award (provided that the Committee may not extend the Restricted Period for a previously granted award without the Participant's written consent), (y) during any extension of such Restricted Period, provide for alternative restrictions (provided that nothing contained in this clause shall grant the Committee any additional powers under the Plan with respect to awards granted to or to be granted to Section 16(a) Persons), and (z) accelerate the lapse of any such restrictions in whole or in part or waive any such restrictions in whole or in part based on such factors and such circumstances as the Committee may determine, in its sole discretion, including, but not limited to, the Participant's Retirement, termination, death or Disability. If a Participant is subject to an employment contract with the Company or a Subsidiary which provides for a bonus deferral that is more restrictive than the Restricted Period, then the bonus deferral provisions of that employment agreement shall take precedence.

(ii)   Unless the Committee in its sole discretion shall determine otherwise at or prior to the time of the grant of any award, the Participant shall have the right to direct the vote of his shares of Restricted Stock during the Restricted Period. The Participant shall have the right to receive any dividends on such shares of Restricted Stock.

(iii)   Shares of Restricted Stock shall be delivered to the Participant in accordance with paragraph (a) of Section 9 promptly after, and only after, the Restricted Period shall expire or lapse (or such earlier time as the restrictions may lapse in accordance with paragraph (d) of this Section 5) without forfeiture in respect of such shares of Restricted Stock.

(d)   Subject to the provisions of paragraph (c)(i) of this Section 5, the following provisions shall apply to a Participant's shares of Restricted Stock prior to the end of the Restricted Period (including extensions):

(i)   Upon the death or Disability of a Participant, the restrictions on his or her Restricted Stock shall immediately lapse, and the Restricted Period applicable to such Restricted Stock shall expire. Upon the death of a Participant, such Participant's Restricted Stock shall transfer to the Participant's beneficiary as such beneficiary is designated on a form provided by the Company, or if no beneficiary is so designated, by will or the laws of descent and distribution.

(ii)   Upon the Retirement of a Participant, the restrictions on his or her Restricted Stock that would have required such Participant to forfeit his or her shares of Restricted Stock for which the Restricted Period had not expired on the date of such Retirement shall immediately expire and lapse, and the Restricted Period applicable to such Restricted Stock shall expire. Notwithstanding the foregoing, the Participant shall continue to be subject to any and all restrictions on transferability applicable to such shares of Restricted Stock, including but not limited to restrictions on the Participant's ability to sell, transfer, pledge or assign such shares of Restricted Stock, until the date the Restricted Period would have expired in the absence of the Participant's Retirement (or such earlier date as all other restrictions may expire and lapse pursuant to Section 5(d)(i) above or the underlying contracts with the Participant and/or the documented grant of the Participant's award).

(iii)   If a Participant voluntarily incurs a Separation from Service (other than as a result of or pursuant to Retirement) or if a Participant involuntarily incurs a Separation from Service for Cause, such Participant shall forfeit his or her Restricted Stock for which the Restricted Period has not expired on the date of the Separation from Service.

(iv)   If a Participant involuntarily incurs a Separation from Service other than for Cause or due to Performance-Related Termination, the restrictions on his or her Restricted Stock shall immediately expire and lapse, and the Restricted Period applicable to such Restricted Stock shall expire.

(v)   If a Participant involuntarily incurs a Separation from Service due to Performance-Related Termination, the restrictions on his or her Restricted Stock shall immediately expire and lapse on a pro-rated basis (with the pro-ration being determined by comparing completed full years of service, if any, since the date of the award to the vesting schedule or by such other pro-ration method as may be set forth in the underlying contract with the Participant or in the documented grant of the specific award to the Participant), and the Restricted Period applicable to such Restricted Stock shall expire. Any unvested shares of Restricted Stock that do not vest in accordance with the preceding sentence shall be immediately forfeited.

SECTION 5A. RESTRICTED STOCK UNITS.

(a)   The number of Restricted Stock Units awarded to a Participant under the Plan will be determined in accordance with Section 4(a). In order to reflect the impact of the restrictions on the value of the Restricted Stock Units, as well as the possibility of forfeiture of Restricted Stock Units, the Committee shall, solely for purposes of determining the number of Restricted Stock Units to be awarded to any particular Participant, apply a discount of ten percent (10%) to the fair market value of the Stock; provided however that the Committee may, where it deems appropriate, and in its sole discretion, and for purposes of determining the number of Restricted Stock Units to be awarded to any particular Participant, apply an alternative discount rate or no discount at all. The dollar value of an award will be divided by the fair market value of the Stock (or by the discounted fair market value of the Stock, if applicable) to determine the number of Restricted Stock Units in an award. For purposes of this Plan, the fair market value of Stock for an award will be the Stock's closing price on the New York Stock Exchange or the last sale price on any other national securities exchange registered under the Securities and Exchange Act of 1934, as amended, upon which the Stock is then listed on such date, or if the Stock was not traded on such date, on the next preceding day on which sales of shares of the Stock were reported, all as determined by the Committee. In the event the Committee provides for alternative methods for grants of awards, the Committee, in its sole discretion, may provide for alternative methods of determining the fair market value of Stock for such awards, and may also provide for alternative forfeiture provisions, so long as the alternative methods or provisions do not (i) materially increase the benefits, (ii) materially increase the number of Restricted Stock Units issued or (iii) materially modify the eligibility requirements applicable to Section 16(a) Persons.

(b)   A "book entry" (i.e., a computerized or manual entry) shall be made in the records of the Company to evidence an award of Restricted Stock Units to a Participant, but no "book entry" shall be made in the Stock records of the Company at the time of an award of a Restricted Stock Unit. All Restricted Stock Units shall be recorded in an individual book account for each Participant until the Restricted Period (as defined in paragraph (c) of Section 5A) has expired. Such Company records shall, absent manifest error, be binding on the Participants.

(c)   The Restricted Stock Units awarded pursuant to this Section 5A shall be subject to the restrictions and conditions set forth in the underlying contracts with the Participants and/or as set forth in the documented grant of any award pursuant to this Plan to the Participants. With respect to Restricted Stock Units, the "Restricted Period" shall be the three-year period (together with any extensions thereof approved as provided herein) commencing on the date of the award; provided however that the Committee may, in its sole discretion, (x) initially provide for an alternative Restricted Period or alter the three-year Restricted Period for a previously granted award (provided that the Committee may not extend the Restricted Period for a previously granted award without the Participant's written consent), (y) during any extension of such Restricted Period, provide for alternative restrictions (provided that nothing contained in this clause shall grant the Committee any additional powers under the Plan with respect to awards granted to or to be granted to Section 16(a) Persons), and (z) accelerate the lapse of any such restrictions in whole or in part or waive any such restrictions in whole or in part based on such factors and such circumstances as the Committee may determine, in its sole discretion, including, but not limited to, the Participant's Retirement, termination, death or Disability. Notwithstanding the foregoing, if an award granted hereunder is subject to Section 409A, the issuance of shares of Stock or cash in satisfaction of the accelerated Restricted Stock Unit will not be accelerated if prohibited under Section 409A, in which case shares of Stock or cash will be issued or paid in accordance with Section 5A(f) below as if no such vesting acceleration had occurred. If a Participant is subject to an employment contract with the Company or a Subsidiary which provides for a bonus deferral that is more restrictive than the Restricted Period, then the bonus deferral provisions of that employment agreement shall take precedence.

(d)   With respect to a Restricted Stock Unit, no certificate for shares of Stock shall be issued at the time the grant is made (nor shall any "book entry" be made in the Stock records of the Company) and the Participant shall have no right to or interest in shares of Stock of the Company as a result of the grant of Restricted Stock Units.

(e)   Dividend equivalents may be credited in respect of Restricted Stock Units, as the Committee deems appropriate. Such dividend equivalents may be paid in cash or converted as of the date the Restricted Period expires and lapses into shares of Stock, the number of which shall be determined as follows: (1) if the Company declares and pays a cash dividend, the number of additional shares of Stock that will be issued upon the expiration of the Restricted Period shall be equal to the quotient obtained by dividing (i) the aggregate amount or value of the dividends paid with respect to that number of shares of Stock equal to the number of Restricted Stock Units subject to the Participant's award as of the date or dates the dividends were paid by the Company to the Company's shareholders by (ii) the fair market value per share of Stock on the date the Restricted Period expires and lapses, rounded down to the nearest whole share of Stock; or (ii) or if the Company declares and pays a Stock dividend, the number of additional shares of Stock that will be issued upon the expiration of the Restricted Period shall be equal to the number of shares of Stock distributed with respect to the shares underlying the Restricted Stock Units as of the date or dates the dividends were paid by the Company to the Company's shareholders, rounded down to the nearest whole share of Stock. The dividend equivalents will be subject to all of the terms and conditions of the underlying Restricted Stock Unit award to which they relate, including that the dividend equivalents will vest and become payable upon the same terms and at the same time as the Restricted Stock Units to which they relate.

(f)   Any shares of Stock or cash that may be issued or paid in satisfaction of a Restricted Stock Unit delivered under the Plan shall be delivered to the Participant in accordance with Section 9(a) promptly after (except as expressly provided for herein to the contrary), and only after, the Restricted Period shall expire or lapse (or such earlier time as the restrictions may lapse in accordance with paragraph (g) of this Section 5A) without forfeiture in respect of such Restricted Stock Unit. Notwithstanding the foregoing, with respect to awards granted hereunder that are subject to Section 409A, such shares of Stock or cash must be delivered in accordance with Treasury Regulation Section 1.409A-3(d), as may be amended from time to time; provided, that, if the Restricted Period or applicable restrictions expire or lapse as a result of the Participant's Retirement and the issuance or payment of shares of Stock or cash must be delayed in accordance with Section 409A(a)(2)(B)(i) of the Code (relating to payments made to certain "specified employees" of certain publicly-traded companies), such shares or cash will be delivered on the first business day following the six (6) month anniversary of the Participant's Separation from Service, unless the Participant dies during such six (6) month period, in which case, the shares or cash will be delivered to the Participant's estate as soon as practicable following his or her death.

(g)   Subject to the provisions of paragraph (c) of this Section 5A, the following provisions shall apply to a Participant's Restricted Stock Unit prior to the end of the Restricted Period (including extensions):

(i)   Upon the death or Disability of a Participant, the restrictions on his or her Restricted Stock Unit shall immediately lapse, and the Restricted Period applicable to such Restricted Stock Unit shall expire. Upon the death of a Participant, such Participant's Restricted Stock Unit shall transfer to the Participant's beneficiary as such beneficiary is designated on a form provided by the Company, or if no beneficiary is so designated, by will or the laws of descent and distribution.

(ii)   Upon the Retirement of a Participant, the restrictions on his or her Restricted Stock Unit that would have required such Participant to forfeit his or her Restricted Stock Unit for which the Restricted Period had not expired on the date of such Retirement shall immediately expire and lapse, the Restricted Period applicable to such Restricted Stock Unit shall expire and the Restricted Stock Unit shall thereafter be settled in accordance with Section 5A(f). Notwithstanding the foregoing, until the date the Restricted Period would have expired in the absence of the Participant's Retirement (or such earlier date as all other restrictions may expire and lapse pursuant to Section 5A(g)(i) above or the underlying contracts with the Participant and/or the documented grant of the Participant's award), the Participant shall be subject to restrictions on transferability applicable to the shares of Stock issued in settlement of the Restricted Stock Units in accordance with Section 5A(f), including but not limited to restrictions on the Participant's ability to sell, transfer, pledge or assign such shares of Stock.

(iii)   If a Participant voluntarily terminates employment (other than as a result of or pursuant to Retirement) or if a Participant is involuntarily terminated for Cause, such Participant shall forfeit his or her Restricted Stock Units for which the Restricted Period has not expired on the date that the Participant voluntarily terminates employment or is involuntarily terminated for Cause.

(iv)   If a Participant involuntarily incurs a Separation from Service other than for Cause or due to Performance-Related Termination, the restrictions on his or her Restricted Stock Unit shall immediately lapse, the Restricted Period applicable to such Restricted Stock Unit shall expire and the Restricted Stock Unit shall thereafter be settled in accordance with Section 5A(f).

(v)   If a Participant involuntarily incurs a Separation from Service due to Performance-Related Termination, the restrictions on his or her Restricted Stock Unit shall immediately lapse on a pro-rated basis (with the pro-ration being determined by comparing completed full years of service, if any, since the date of the award to the vesting schedule or by such other pro-ration method as may be set forth in the underlying contract with the Participant or in the documented grant of the specific award to the Participant), the Restricted Period applicable to such Restricted Stock Unit shall expire and the Restricted Stock Unit shall thereafter be settled in accordance with Section 5A(f). Any unvested Restricted Stock Units that do not vest in accordance with the preceding sentence shall be immediately forfeited.

(h)   The Committee shall have the power and authority, directly or indirectly, to establish or to cause to be established a trust for purpose of purchasing Stock on the open market, holding such Stock and using such Stock to satisfy the Company's obligations under grants of Restricted Stock Units. If the trust is established to satisfy the Company's obligations with respect to grants of Restricted Stock Units to Participants resident in Canada, such trust may be structured to qualify as an "employee benefit plan" within the meaning assigned by the *Income Tax Act* (Canada).

SECTION 6. ADMINISTRATION.

The Plan shall be administered by the Committee which shall be appointed by the Board and which shall serve at the pleasure of the Board.

The Committee shall have the power and authority to grant Restricted Stock and Restricted Stock Units to Participants, pursuant to the terms of the Plan.

In particular, the Committee shall have the authority:

(i)   to select those employees of the Company and its Subsidiaries who are Eligible Employees;

(ii)   to determine whether and to what extent Restricted Stock or a Restricted Stock Unit is to be granted to Participants hereunder;

(iii)   to determine the number of shares of Stock to be covered by such award granted hereunder;

(iv)   to determine the terms and conditions, not inconsistent with the terms of the Plan, of any award granted hereunder (including, but not limited to, the Restricted Period and the other conditions of full vesting of the Restricted Stock or the Restricted Stock Units); and

(v)   to determine the terms and conditions, not inconsistent with the terms of the Plan, which shall govern all written instructions evidencing the Restricted Stock or the Restricted Stock Unit.

The Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall, from time to time, deem advisable; to interpret the terms and provisions of the Plan and any award issued under the Plan; and to otherwise supervise the administration of the Plan. All decisions made by the Committee pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company and the Participants.

The Committee may delegate the administrative details and management of the Plan to members of the Company's management and staff. No such delegation shall affect their right to make final decisions with respect to any matter arising under the Plan.

SECTION 7. ADJUSTMENTS UPON A CHANGE IN COMMON STOCK.

In the event of any change in the outstanding Stock of the Company by reason of any stock split, stock dividend, recapitalization, merger, consolidation, reorganization, combination or exchange of shares or other similar event that may equitably require an adjustment in the number or kind of shares that may be issued under the Plan pursuant to Section 4(b), then in such event (i) appropriate adjustment shall automatically be made in the maximum number and kind of shares remaining available for issuance under the Plan, and (ii) appropriate adjustment shall automatically be made in the number or kind of shares, and in the case of a Restricted Stock Unit, the kind of shares or other property, covered by an award under the Plan. The Committee may take any additional action it deems necessary, in accordance with its sole discretion, to further confirm such adjustments and any such additional action shall be conclusive and binding for all purposes of the Plan.

SECTION 8. AMENDMENT AND TERMINATION.

The Plan may be amended or terminated at any time and from time to time by the Committee, subject to Board and/or shareholder approval where required by federal or state law or by applicable New York Stock Exchange rules. Neither an amendment to the Plan nor the termination of the Plan shall adversely affect any right of any Participant with respect to any Restricted Stock or Restricted Stock Unit theretofore granted without such Participant's written consent.

SECTION 9. GENERAL PROVISIONS.

(a) All shares of Restricted Stock and any shares of Stock that may be issued in satisfaction of a Restricted Stock Unit delivered under the Plan after the Restricted Period has expired shall be distributed in accordance with the instructions of each Participant. Such shares of Stock shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Stock is then listed, and any applicable federal or state securities law.

(b) Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of the Plan and the granting of any award hereunder shall not confer upon any employee of the Company or any Subsidiary any right to continued employment with the Company or a Subsidiary, as the case may be, nor shall it interfere in any way with the right of the Company or a Subsidiary to terminate the employment of any of its employees at any time.

(c) No member of the Board or the Committee, nor any officer or employee of the Company acting on behalf of the Board or the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination or interpretation.

(d) During the Restricted Period (or, in accordance with Section 5(d)(ii) and Section 5A(g)(ii), until the date the Restricted Period would have expired in the absence of the event described therein), a Participant's rights and interest under the Plan may not be assigned or transferred in whole or in part either directly or by operation of law or otherwise (except in the event of a Participant's death) including, but not by way of limitation, execution, levy, garnishment, attachment, pledge, bankruptcy or in any other manner and no such right or interest of any Participant in the Plan shall be subject to any obligation or liability of such Participant.

(e)   The Company and its Subsidiaries shall have the right to deduct from any payment made under the Plan or otherwise payable as compensation to a Participant any federal, state, provincial or local income or other taxes required by law to be withheld with respect to such payment or payments to be made under the Plan. It shall be a condition to the obligation of the Company to release Stock upon the lapse of restrictions on Restricted Stock and a condition to the issuance of any shares of Stock to satisfy a Restricted Stock Unit upon the lapse of restrictions on the Restricted Stock Unit that the Participant (i) pay to the Company, upon its demand, such amount as may be requested by the Company for the purpose of satisfying any obligation to withhold federal, state, provincial or local income or other taxes and (ii) provide the Company with a copy of any election made under Section 83 of the Code, or any amendment thereto (the "Section 83 Election") as filed with the Internal Revenue Service. If the amount requested is not paid and the copy of the Section 83 Election, if applicable, is not provided, the Company may refuse to release or issue shares of Stock until such time as the Participant so complies. Unless the Committee shall in its sole discretion determine otherwise, payment for taxes required to be withheld may be made in whole or in part, by an election by a Participant in accordance with rules adopted by the Committee from time to time to have the Company withhold Stock otherwise issuable pursuant to the Plan having a fair market value equal to such tax liability, to be determined in such reasonable manner as may be provided for from time to time by the Committee or as may be required in order to comply with or to conform to the requirements of any applicable or relevant laws or regulations.

(f)   The Plan is intended to comply with all applicable conditions of Rule 16b-3 of the 1934 Act or any successor statute, rule or regulation. All transactions involving any Section 16(a) Person shall be subject to the conditions set forth in Rule 16b-3, regardless of whether such conditions are expressly set forth in the Plan. Any provision of the Plan which is contrary to Rule 16b-3 shall not apply to Section 16(a) Persons.

(g)   With respect to awards granted hereunder that are subject to Section 409A, this Plan is intended in all respects to comply with the provisions of Section 409A and the Company shall interpret and administer the Plan in a manner consistent with Section 409A.

SECTION 10. EFFECTIVE DATE OF PLAN.

The Plan was originally effective as of the date of approval of the Plan by the Committee and the Board or such other date as the Committee and the Board determined, the Original Plan having previously been approved by the shareholders of the Company and the Board.

Amended and Restated 2007 Stock Bonus Plan.DOC-3749059v6

Exhibit 10.16.2

AMENDED AND RESTATED

2007 RAYMOND JAMES FINANCIAL, INC.

STOCK BONUS PLAN

NOTICE OF RESTRICTED STOCK UNIT AWARD

Participant's Name and Address:

You (the "Participant") have been granted an award of Restricted Stock Units (the "Award"), subject to the terms and conditions of this Notice of Restricted Stock Unit Award (the "Notice"), the Amended and Restated 2007 Raymond James Financial, Inc. Stock Bonus Plan, as amended from time to time (the "Plan") and the Restricted Stock Unit Agreement (the "Agreement") attached hereto, as follows. Unless otherwise provided herein, the terms in this Notice shall have the same meaning as those defined in the Plan.

Date of Award

Vesting Commencement Date

Total Number of Restricted Stock

Units Awarded (the "Units")

Restricted Period:

Provided that the Participant does not incur a Separation from Service and subject to other limitations set forth in this Notice, the Agreement and the Plan, the Units will "vest" in accordance with the following schedule (the "Restricted Period"):

[Insert vesting schedule/Restricted Period].

[In addition, if during the Restricted Period, a Corporate Transaction occurs and, on or within twelve (12) months after the Corporation Transaction, the Participant involuntarily incurs a Separation from Service other than for Cause or voluntarily incurs a Separation from Service for Good Reason, 100% of the unvested Units subject to the Award shall vest immediately upon the Participant's Separation from Service.

For purposes of this Notice and the Agreement:

(1) For this purpose, "Cause" means the Participant's: (i) continued failure to perform the duties and responsibilities of his or her position after there has been delivered to the Participant a written demand for performance from the Company which describes the basis for the Company's belief that the Participant has not substantially performed his or her duties and the Participant has not corrected such failure within thirty (30) days of such written demand; (ii) dishonesty, intentional misconduct, breach of a confidentiality agreement with the Company or a Subsidiary or material breach of any other agreement with the Company or a Subsidiary; (iii) breach of any fiduciary duty owed to the Company by the Participant that has a material detrimental effect on the Company's reputation or business; or (iv) conviction of, of plea of nolo contendere to, a crime involving dishonesty, breach of trust, or physical or emotional harm to any person.

(2) A "Corporate Transaction" means any of the following transactions, provided that the transaction also constitutes a "change in the ownership or effective control, or in the ownership of a substantial portion of the assets" (as defined in Section 409A) of the Company: (i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated; (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company; (iii) any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the Company is the surviving entity but (A) the shares of Common Stock outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merge; or (iv) the acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities but excluding any such transaction or series of related transactions that the Committee determines shall not be a Corporate Transaction. The Committee shall determine under subsections (iii) and (iv) whether multiple transactions are related, and its determination shall be final, binding and conclusive.

(3) "Good Reason" means the Participant's Separation from Service within ninety (90) days following the end of the Cure Period (as defined below) as a result of the occurrence of any of the following without his or her written consent: (i) a material diminution of the Participant's authority, duties, or responsibilities, relative to the Participant's authority, duties, or responsibilities in effect immediately prior to such reduction; provided, however, that a reduction of authority, duties, or responsibilities that occurs solely as a necessary and direct consequence of the Company undergoing a Change of Control and being made part of a larger entity will not be considered material; (ii) a material diminution by the Company in the Participant's base salary as in effect immediately prior to such reduction; or (iii) the relocation of the Participant to a facility or a location more than fifty (50) miles from his or her then present location that requires the Participant to commute more than fifty (50) miles; provided, however, that the Participant must provide written notice to the Board of the condition that could constitute a "Good Reason" event within ninety (90) days of the initial existence of such condition and such condition must not have been remedied by the Company within thirty (30) days (the " Cure Period ") of such written notice.]

For purposes of this Notice and the Agreement, the term "vest" shall mean, with respect to any Units, that such Units are no longer subject to forfeiture to the Company. If the Participant would become vested in a fraction of a Unit, such Unit shall not vest until the Participant becomes vested in the entire Unit.

In the event of the Participant's change in status from employee to consultant or director, the determination of whether such change in status results in a Separation from Service will be determined in accordance with Section 409A.

During any authorized leave of absence, the vesting of the Units as provided in the schedule set forth above shall be suspended (to the extent permitted under Section 409A) and the duration of the suspension will parallel the duration of the leave of absence under the Company's then effective leave of absence policy. The Restricted Period applicable to the Units shall be extended by the length of the suspension. Vesting of the Units shall resume upon the Participant's termination of the leave of absence and return to service to the Company or a Subsidiary; provided, however, that if the leave of absence exceeds six (6) months, and a return to service upon expiration of such leave is not guaranteed by statute or contract, then (a) the Participant shall be deemed to have incurred a Separation from Service on the first date following such six-month period and (b) the Participant will forfeit the Units that are unvested on the date of such separation. An authorized leave of absence shall include sick leave, military leave, or other bona fide leave of absence (such as temporary employment by the government). Notwithstanding the foregoing, with respect to a leave of absence due to any medically determinable physical or mental impairment of the Participant that can be expected to result in death or can be expected to last for a continuous period of not less than six (6) months, where such impairment causes the Participant to be unable to perform the duties of the Participant's position of employment or substantially similar position of employment, a twenty-nine (29) month period of absence shall be substituted for such six (6) month period above.

Except as otherwise provided in Section 5A(g) of the Plan, vesting shall cease upon the date the Participant incurs a Separation from Service for any reason, any unvested Units held by the Participant (and any dividend equivalents credited in respect of such Units) immediately upon such Separation from Service shall be forfeited and deemed reconveyed to the Company and the Company shall thereafter be the legal and beneficial owner of such reconveyed Units and shall have all rights and interest in or related thereto without further action by the Participant.

IN WITNESS WHEREOF, the Company and the Participant have executed this Notice and agree that the Award is to be governed by the terms and conditions of this Notice, the Plan, and the Agreement.

RAYMOND JAMES FINANCIAL, INC.

a Florida corporation

By:

Title:

Date:

THE PARTICIPANT ACKNOWLEDGES AND AGREES THAT THE UNITS SHALL VEST, IF AT ALL, ONLY DURING THE PERIOD THAT THE PARTICIPANT IS PROVIDING SERVICES TO THE COMPANY OR A SUBSIDIARY AND HAS NOT OTHERWISE INCURRED A SEPARATION FROM SERVICE OR AS OTHERWISE SPECIFICALLY PROVIDED HEREIN (NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THIS AWARD OR ACQUIRING SHARES HEREUNDER). THE PARTICIPANT FURTHER ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS NOTICE, THE AGREEMENT, NOR IN THE PLAN, SHALL CONFER UPON THE PARTICIPANT ANY RIGHT WITH RESPECT TO CONTINUATION OF THE PARTICIPANT'S SERVICE, NOR SHALL IT INTERFERE IN ANY WAY WITH THE PARTICIPANT'S RIGHT OR THE COMPANY'S RIGHT TO TERMINATE THE PARTICIPANT AT ANY TIME, WITH OR WITHOUT CAUSE, AND WITH OR WITHOUT NOTICE. THE PARTICIPANT ACKNOWLEDGES THAT UNLESS THE PARTICIPANT HAS A WRITTEN EMPLOYMENT AGREEMENT WITH THE COMPANY TO THE CONTRARY, THE PARTICIPANT'S STATUS IS AT WILL.

sd-537460

Participant Acknowledges and Agrees:

The Participant acknowledges receipt of a copy of the Plan and the Agreement and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts the Award subject to all of the terms and provisions hereof and thereof. The Participant has reviewed this Notice, the Agreement and the Plan in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Notice and fully understands all provisions of this Notice, the Agreement and the Plan. The Participant further agrees and acknowledges that this Award is a non-elective arrangement pursuant to Section 409A.

The Participant further acknowledges that, from time to time, the Company may be in a "blackout period" and/or subject to applicable federal securities laws that could subject the Participant to liability for engaging in any transaction involving the sale of the Company's Shares. The Participant further acknowledges and agrees that, prior to the sale of any Shares acquired under this Award, it is the Participant's responsibility to determine whether or not such sale of Shares will subject the Participant to liability under insider trading rules or other applicable federal securities laws.

The Participant understands that the Award is subject to the Participant's consent to access this Notice, the Agreement, the Plan and the Plan prospectus (collectively, the "Plan Documents") in electronic form on the Company's intranet or such other website designated by the Company and communicated to the Participant. By signing below and accepting the grant of the Award, the Participant: (i) consents to access electronic copies (instead of receiving paper copies) of the Plan Documents via the Company's intranet or such other website designated by the Company and communicated to the Participant if and when the Company begins providing the Plan Documents electronically; (ii) represents that the Participant has access to paper copies of the Plan Documents; and (iii) acknowledges that the Participant is familiar with and accepts the Award subject to the terms and provisions of the Plan Documents.

The Company may, in its sole discretion, decide to deliver any Plan Documents by electronic means or request the Participant's consent to participate in the Plan by electronic means. The Participant hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system if and when such system is established and maintained by the Company or a third party designated by the Company.

The Participant hereby agrees that all questions of interpretation and administration relating to this Notice, the Plan and the Agreement shall be resolved by the Committee in accordance with Section 10 of the Agreement. The Participant further agrees to the venue and jurisdiction selection in accordance with Section 11 of the Agreement. The Participant further agrees to notify the Company upon any change in his or her residence address indicated in this Notice.

Date:

Participant's Signature

Participant's Printed Name

Address

City, State & Zip

sd-537460

AMENDED AND RESTATED

2007 RAYMOND JAMES FINANCIAL, INC.

STOCK BONUS PLAN

RESTRICTED STOCK UNIT AGREEMENT

1. Issuance of Units. Raymond James Financial, Inc., a Florida corporation (the "Company"), hereby issues to the Participant (the "Participant") named in the Notice of Restricted Stock Unit Award (the "Notice") an award (the "Award") of the Total Number of Restricted Stock Units Awarded set forth in the Notice (the "Units"), subject to the Notice, this Restricted Stock Unit Agreement (the "Agreement") and the terms and provisions of the Amended and Restated 2007 Raymond James Financial, Inc. Stock Bonus Plan, as amended from time to time (the "Plan"), which is incorporated herein by reference. Unless otherwise provided herein, the terms in this Agreement shall have the same meaning as those defined in the Plan.

2. Transfer Restrictions. The Units (and any dividend equivalents credited in respect of such Units) may not be transferred in any manner other than by will or by the laws of descent and distribution. In addition, with respect to any Shares issued to the Participant in accordance with Section 5A(g)(ii) of the Plan as a result of the Participant's Retirement, the Participant shall not be permitted to transfer such Shares in any manner until the date the Restricted Period would have expired in the absence of the Participant's Retirement (or such earlier date as all other restrictions may expire and lapse pursuant to Section 5A(g)(i) or the Notice).

3. Conversion of Units and Issuance of Shares.

(a) General. Subject to Sections 3(b) and 3(c) below and Section 5A(c) of the Plan, one share of Common Stock shall be issuable for each Unit subject to the Award (the "Shares") upon vesting. Immediately thereafter, or as soon as administratively feasible, the Company will transfer the appropriate number of Shares to the Participant after satisfaction of any required tax or other withholding obligations. Any fractional Unit remaining after the Award is fully vested shall be discarded and shall not be converted into a fractional Share. Notwithstanding the foregoing, if the Award is subject to Section 409A, the relevant number of Shares shall be issued in accordance with Treasury Regulation Section 1.409A-3(d), as may be amended from time to time.

(b) Delay of Conversion. The conversion of the Units into the Shares under Section 3(a) above, shall be delayed in the event the Company reasonably anticipates that the issuance of the Shares would constitute a violation of federal securities laws or other applicable law. If the conversion of the Units into the Shares is delayed by the provisions of this Section 3(b), the conversion of the Units into the Shares shall occur at the earliest date at which the Company reasonably anticipates issuing the Shares will not cause a violation of federal securities laws or other applicable law. For purposes of this Section 3(b), the issuance of Shares that would cause inclusion in gross income or the application of any penalty provision or other provision of the Code is not considered a violation of applicable law.

(c) Delay of Issuance of Shares. Any Shares to which the Participant would otherwise be entitled during the six (6) month period following the date of the Participant's Separation from Service will be issuable on the first business day following the expiration of such six (6) month period, unless the Participant dies during such six (6) month period, in which case, the Shares will be issued to the Participant's estate as soon as practicable following his or her death.

4. Dividend Equivalents. In the event the Company declares a cash or stock dividend on its Common Stock prior to the earlier of the date the Award is settled in full or terminates, dividend equivalents will be credited in respect of any outstanding Units in accordance with, and subject to the terms and conditions set forth in, Section 5A(e) of the Plan. Without limiting the generality of the foregoing, any such dividend equivalents shall be subject to the same terms and conditions that are applicable to the Units, including that the dividend equivalents will vest and become payable upon the same terms and at the same time as the Units to which they relate.

5. Right to Shares. Except as provided in Section 4, the Participant shall not have any right in, to or with respect to any of the Shares (including any voting rights) issuable under the Award until the Award is settled by the issuance of such Shares to the Participant.

6. Recoupment Policy. Without limiting the generality of any other provision herein regarding the Participant's understanding of and agreement to the terms and conditions of the Notice, the Agreement and the Plan, by signing the Notice, the Participant specifically acknowledges that he or she has read and understands the Raymond James Financial, Inc. Compensation Recoupment Policy, as may be amended from time to time (the "Policy"), and agrees to the terms and conditions of the Policy, including but not limited to the forfeiture and recoupment provisions of Sections 2 and 3 of the Policy.

7. Taxes.

(a) Tax Liability. The Participant is ultimately liable and responsible for all taxes owed by the Participant in connection with the Award, regardless of any action the Company or any Subsidiary takes with respect to any tax withholding obligations that arise in connection with the Award. Neither the Company nor any Subsidiary makes any representation or undertaking regarding the treatment of any tax withholding in connection with any aspect of the Award, including the grant, vesting, assignment, release or cancellation of the Units, the delivery of Shares, the subsequent sale of any Shares acquired upon vesting and the receipt of any dividends or dividend equivalents. The Company does not commit and is under no obligation to structure the Award to reduce or eliminate the Participant's tax liability.

(b) Payment of Withholding Taxes. Prior to any event in connection with the Award (e.g., vesting) that the Company determines may result in any tax withholding obligation, whether United States federal, state, local or non-U.S., including any social insurance, employment tax, payment on account or other tax-related obligation (the "Tax Withholding Obligation"), the Participant must arrange for the satisfaction of such Tax Withholding Obligation through his or her Raymond James brokerage account. Said brokerage account shall contain sufficient funds or margin availability to satisfy the Participant's Tax Withholding Obligation, and the Participant hereby authorizes and directs the Company or any Subsidiary to debit his or her Raymond James brokerage account by such amount.

8. Entire Agreement; Governing Law. The Notice, the Plan and this Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and the Participant with respect to the subject matter hereof, and, subject to Section 16, may not be modified adversely to the Participant's interest except by means of a writing signed by the Company and the Participant. These agreements are to be construed in accordance with and governed by the internal laws of the State of Florida without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of Florida to the rights and duties of the parties. Should any provision of the Notice or this Agreement be determined to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable.

9. Construction. The captions used in the Notice and this Agreement are inserted for convenience and shall not be deemed a part of the Award for construction or interpretation. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

10. Administration and Interpretation. Any question or dispute regarding the administration or interpretation of the Notice, the Plan or this Agreement shall be submitted by the Participant or by the Company to the Committee. The resolution of such question or dispute by the Committee shall be final and binding on all persons.

11. Venue and Jurisdiction. The parties agree that any suit, action, or proceeding arising out of or relating to the Notice, the Plan or this Agreement shall be brought exclusively in the United States District Court for the Middle District of Florida (or should such court lack jurisdiction to hear such action, suit or proceeding, in a Florida state court in Pinellas county) and that the parties shall submit to the jurisdiction of such court. The parties irrevocably waive, to the fullest extent permitted by law, any objection the party may have to the laying of venue for any such suit, action or proceeding brought in such court. If any one or more provisions of this Section 11 shall for any reason be held invalid or unenforceable, it is the specific intent of the parties that such provisions shall be modified to the minimum extent necessary to make it or its application valid and enforceable.

12. Notices. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery, upon deposit for delivery by an internationally recognized express mail courier service or upon deposit in the United States mail by certified mail (if the parties are within the United States), with postage and fees prepaid, addressed to the other party at its address as shown in these instruments, or to such other address as such party may designate in writing from time to time to the other party.

13. <u>Nature of Award</u>. In accepting the Award, the Participant acknowledges and agrees that:

(a) the Plan is established voluntarily by the Company, it is discretionary in nature, and it may be modified, amended, suspended or terminated by the Company at any time, unless otherwise provided in the Plan and this Agreement;

(b) the Award is voluntary and occasional and does not create any contractual or other right to receive future awards of Units, or benefits in lieu of Units, even if Units have been awarded repeatedly in the past;

(c) all decisions with respect to future awards, if any, will be at the sole discretion of the Company;

(d) the Participant's participation in the Plan shall not create a right to any employment with the Participant's employer and shall not interfere with the ability of the Company or the employer to terminate the Participant's employment relationship, if any, at any time;

(e) in the event that the Participant is not an employee of the Company or any Subsidiary, the Award and the Participant's participation in the Plan will not be interpreted to form an employment or service contract or relationship with the Company or any Subsidiary;

(f) the future value of the underlying Shares is unknown and cannot be predicted with certainty;

(g) in consideration of the Award, no claim or entitlement to compensation or damages shall arise from termination of the Award or diminution in value of the Award or Shares acquired upon vesting of the Award, resulting from the Participant's termination by the Company or any Subsidiary (for any reason whatsoever and whether or not in breach of local labor laws) and in consideration of the grant of the Award, the Participant irrevocably releases the Company and any Subsidiary from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, then, by signing the Notice, the Participant shall be deemed irrevocably to have waived his or her right to pursue or seek remedy for any such claim or entitlement;

(h) in the event of the Participant's Separation from Service (whether or not in breach of local labor laws), the Participant's right to receive Awards under the Plan and to vest in such Awards, if any, will terminate effective as of the date that the Participant is no longer providing services and will not be extended by any notice period mandated under local law (*e.g.*, providing services would not include a period of "garden leave" or similar period pursuant to local law); furthermore, in the event of the Participant's Separation from Service (whether or not in breach of local labor laws), the Committee shall have the exclusive discretion to determine when the Participant is no longer providing services for purposes of this Award;

(i) the Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding the Participant's participation in the Plan or the Participant's acquisition or sale of the underlying Shares; and

(j) the Participant is hereby advised to consult with the Participant's own personal tax, legal and financial advisers regarding the Participant's participation in the Plan before taking any action related to the Plan.

14. *Data Privacy*.

(a) *The Participant hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of the Participant's personal data as described in the Notice and this Agreement by and among, as applicable, the Participant's employer, the Company and any Subsidiary for the exclusive purpose of implementing, administering and managing the Participant's participation in the Plan.*

(b) *The Participant understands that the Company and the Participant's employer may hold certain personal information about the Participant, including, but not limited to, the Participant's name, home address and telephone number, date of birth, social insurance or other identification number, salary, nationality, job title, any Shares or directorships held in the Company, details of all Units or any other entitlement to Shares awarded, canceled, vested, unvested or outstanding in the Participant's favor, for the exclusive purpose of implementing, administering and managing the Plan ("Data").*

(c) *The Participant understands that Data will be transferred to any third party assisting the Company with the implementation, administration and management of the Plan. The Participant understands that the recipients of the Data may be located in the Participant's country, or elsewhere, and that the recipients' country may have different data privacy laws and protections than the Participant's country. The Participant understands that the Participant may request a list with the names and addresses of any potential recipients of the Data by contacting the Participant's local human resources representative. The Participant authorizes the Company and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing the Participant's participation in the Plan. The Participant understands that Data will be held only as long as is necessary to implement, administer and manage the Participant's participation in the Plan. The Participant understands that the Participant may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing the Participant's local human resources representative. The Participant understands, however, that refusal or withdrawal of consent may affect the Participant's ability to participate in the Plan. For more information on the consequences of the Participant's refusal to consent or withdrawal of consent, the Participant understands that the Participant may contact the Participant's local human resources representative.*

15. <u>Language</u>. If the Participant has received this Agreement or any other document related to the Plan translated into a language other than English and if the translated version is different than the English version, the English version will control, unless otherwise prescribed by applicable law.

16. <u>Amendment and Delay to Meet the Requirements of Section 409A</u>. The Participant acknowledges that the Company, in the exercise of its sole discretion and without the consent of the Participant, may amend or modify this Agreement in any manner and delay the issuance of any Shares issuable pursuant to this Agreement to the minimum extent necessary to meet the requirements of Section 409A as the Company deems appropriate or advisable. In addition, the Company makes no representation that the Award will comply with Section 409A and makes no undertaking to prevent Section 409A from applying to the Award or to mitigate its effects on any deferrals or payments made in respect of the Units. The Participant is encouraged to consult a tax adviser regarding the potential impact of Section 409A.

<p align="center">**END OF AGREEMENT**</p>

sd-537460

Exhibit 10.16.3

2007 RAYMOND JAMES FINANCIAL, INC.

STOCK BONUS PLAN

AMENDMENT TO RESTRICTED STOCK GRANT AGREEMENTS

This Amendment (the "Amendment") has been made this [INSERT DATE] by and between Raymond James Financial, Inc. (the "Company") and [INSERT NAME] the "Employee").

RECITALS

WHEREAS: The Company granted the Employee [an award] [awards] of Restricted Stock on [INSERT DATE(S)] (the "Award[s]") under the 2007 Raymond James Financial, Inc. Stock Bonus Plan (the "Plan") and [a restricted stock grant agreement] [restricted stock grant agreements] between the Company and the Employee (the "Restricted Stock Grant Agreement[s]");

WHEREAS: The Company desires to amend the Restricted Stock Grant Agreement[s] to (i) provide for partial vesting acceleration of the Award[s] upon the later of the date of this Amendment or the date the Employee became or becomes eligible for Retirement (as such term is defined in the Plan) and (ii) include tax payment provisions to cover the applicable tax withholding obligation incurred in connection with such acceleration;

NOW, THEREFORE, the Company hereby amends the Employee's Restricted Stock Grant Agreement[s] to provide as follows:

AGREEMENT

Unless otherwise defined herein, initially capitalized terms shall have the same meanings as defined in the Plan.

1. Vesting Acceleration. The Restricted Stock Grant Agreement[s] [is] [are] amended to add the following paragraph:

"Vesting Acceleration. Notwithstanding the vesting schedule above or anything herein or the 2007 Raymond James Financial, Inc. Stock Bonus Plan (the "Plan") to the contrary, if I am eligible for Retirement (as such term is defined in the Plan) as of [INSERT DATE OF AMENDMENT] or may become eligible for Retirement at any time prior to the expiration of the Restricted Period, the unvested shares covered by this Restricted Stock Grant Agreement (the "Shares") will vest on the later of [INSERT DATE OF AMENDMENT], the date I become eligible for Retirement and would be entitled to vest in such Shares (or portion thereof), or such other date as my Tax Withholding Obligation that results from my Retirement eligibility status is determined in accordance with applicable laws and regulations, and as to such number of Shares that is equal to my Retirement Tax Withholding Obligation. The number of Shares described in the preceding sentence will be the sum of: (A) the number of Shares equal to the quotient obtained by dividing (i) my Tax Withholding Obligation that results from my Retirement eligibility status by (ii) the "fair market value" of a share of the Company's common stock, as determined in accordance with Section 5(a) of the Plan, on the later of [INSERT DATE OF AMENDMENT], the date my Retirement eligibility status would entitle me to vest in such Shares (or portion thereof) or such other date as is permitted by applicable laws and regulations (the "Applicable Value") and (B) the number of Shares equal to the quotient obtained by dividing (y) my Tax Withholding Obligation that results from the vesting of that number of Shares determined in accordance with subsection A above by (z) the Applicable Value."

2. <u>Tax Withholding Obligation</u>. The Restricted Stock Grant Agreement[s] [is] [are] amended to add the following paragraphs:

"<u>Tax Liability</u>. I acknowledge that I am ultimately liable and responsible for all taxes owed by me in connection with the award of Shares, regardless of any action the Company or any Subsidiary takes with respect to any tax withholding obligations that arise in connection with the award. Neither the Company nor any Subsidiary makes any representation or undertaking regarding the treatment of any tax withholding in connection with any aspect of the award, including the grant, vesting, assignment, release or forfeiture of Shares, the subsequent sale of any Shares released upon vesting and the receipt of any dividends. I acknowledge that the Company does not commit and is under no obligation to structure the award to reduce or eliminate my tax liability.

<u>Retirement Tax Withholding Obligation</u>. If I did not previously file an election pursuant to Section 83(b) of the Internal Revenue Code of 1986, as amended, I hereby acknowledge and agree that the Company will withhold Shares sufficient to satisfy the minimum amount of any tax withholding obligation, whether United States federal, state, local or non-U.S., including any social insurance, employment tax, payment on account or other tax-related obligation (the "<u>Tax Withholding Obligation</u>"), that the Company determines arises in connection with my being or becoming eligible for Retirement and the vesting of Shares in connection such Retirement eligibility status (the "<u>Retirement Tax Withholding Obligation</u>"). I acknowledge that the withheld Shares may not be sufficient to satisfy my minimum Retirement Tax Withholding Obligation. Accordingly, I agree to arrange for the satisfaction of any amount of the Retirement Tax Withholding Obligation that is not satisfied by the withholding of Shares described above through my Raymond James brokerage account. Said brokerage account shall contain sufficient funds or margin availability to satisfy such amount, and I hereby authorize and direct the Company or any Subsidiary to debit my Raymond James brokerage account by the amount of the Retirement Tax Withholding Obligation that is not satisfied through the withholding of Shares."

4. <u>Full Force and Effect</u>. To the extent not expressly amended hereby, the Restricted Stock Grant Agreement[s] shall remain in full force and effect.

5. <u>Entire Agreement</u>. This Amendment and the Restricted Stock Grant Agreement[s] between the Employee and the Company, as amended, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

6. <u>Successors and Assigns</u>. This Amendment and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns, and legal representatives.

7. <u>Governing Law</u>. This Amendment shall be governed shall be governed by, and construed in accordance with, the laws of the State of Florida, without regard to principles of conflict of laws.

RAYMOND JAMES FINANCIAL, INC.   **EMPLOYEE**

Signature   *Signature*

Print Name   *Print Name*

Title

sd-538432

Exhibit 10.17.1

As amended on November 23, 2010

2005
RAYMOND JAMES FINANCIAL, INC.
RESTRICTED STOCK PLAN

(Initially effective February 17, 2005 and amended on February 16, 2006, May 24, 2006, November 27, 2006 (the November 27, 2006 amendments were approved by shareholders on February 15, 2007), August 22, 2007, May 21, 2008, November 25, 2008 (the November 25, 2008 amendments were approved by shareholders on February 19, 2009) and November 23, 2010)

SECTION 1
PURPOSE OF THE PLAN

The name of this plan is THE 2005 RAYMOND JAMES FINANCIAL, INC. RESTRICTED STOCK PLAN (the "Plan"). The purpose of the Plan is to enable RAYMOND JAMES FINANCIAL, INC. (the "Company") and its Subsidiaries to attract, retain and motivate employees and independent contractors associated with the Company (or its Subsidiaries), to compensate them for their contributions or anticipated contributions to the growth and profits of the Company (or its Subsidiaries) and to encourage ownership of stock in the Company on the part of such personnel. The Plan provides incentives to employees and independent contractors associated with the Company (or its Subsidiaries) or to be associated with the Company (or its Subsidiaries), which are linked directly to increases in shareholder value and will therefore inure to the benefit of all shareholders of the Company.

SECTION 2
DEFINITIONS

For purposes of the Plan, the following terms shall be defined as set forth below:

(a)   "Board" means the Board of Directors of the Company. If one or more Committees have been appointed by the Board to administer the Plan, "Board" shall refer to such Committee, except where the context otherwise requires or the terms hereof provide for authority to be exercised or decisions made by the Board in direct relation to the Committee.

(b)   "Cause" means (i) the willful and continued failure by such Participant to substantially perform his duties with the Company or a Subsidiary (other than any such failure resulting from incapacity due to physical or mental illness), or (ii) the willful engaging by a Participant in conduct which is demonstrably and materially injurious to the Company or a Subsidiary, monetarily or otherwise. For purposes of this Subsection, no act, or failure to act, on a Participant's part shall be deemed "willful" unless done, or omitted to be done, by such Participant not in good faith and without reasonable belief that his action or omission was in the best interest of the Company or a Subsidiary.

(c)   "Code" means the Internal Revenue Code of 1986, as amended from time to time.

(d)   "Committee" means the Corporate Governance, Nominating and Compensation Committee of the Board, appointed by the Board from among its members and shall consist of not less than three members thereof who are and shall remain Committee members only so long as they remain "disinterested persons" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act").

(e)   "Disability" means permanent and total disability as determined under the Company's long-term disability plan unless the Participant is not a participant in the Company's long-term disability plan or in the absence of such long-term disability plan, in which case, "Disability" means a mental or physical condition which totally and presumably permanently prevents the Participant from engaging in any substantial gainful employment with the Company or the Subsidiary with which the Participant was employed prior to the inception of the disability; provided that, for purposes of awards granted hereunder that are subject to Section 409A, "Disability" means a disability within the meaning of Code Section 409A(a)(2)(C) and Treasury regulation section 1.409A-3(i)(4), as each may be amended from time to time.

(f)   "Eligible Person" means an employee or a potential employee of the Company or any Subsidiary as well as independent contractors associated with or to be associated with the Company or its Subsidiaries as described in Section 3.

(g)   "Participant" means an Eligible Person selected or ratified for selection by the Committee or a senior executive officer of the Company, pursuant to the Committee's authority or the officer's authority, as the case may be, in Section 6, to receive an award of Restricted Stock or of an award of a Restricted Stock Unit.

(h)   "Restricted Period" means the period during which the restrictions on the Restricted Stock or the Restricted Stock Unit are in effect.

(i)   "Restricted Stock" means an award of shares of Stock that is subject to the restrictions set forth in Section 5.

(j)   "Restricted Stock Unit" means an award of the right to receive Stock, cash or a combination thereof, as determined by the Committee in its sole discretion, upon settlement that is subject to the restrictions set forth in Section 5A.

(k)   "Retirement" means, unless otherwise defined in the documented grant of the specific award to the Participant, a Participant's voluntary Separation from Service or involuntary Separation from Service other than for Cause from the Company or any Subsidiary after attainment of age 65.

(l)   "Section 16(a) Person" means any officer or director of the Company or any Subsidiary who is subject to the reporting requirements of Section 16(a) of the 1934 Act.

(m)   "Section 409A" means Section 409A of the Code, and any proposed, temporary or final Treasury Regulations and Internal Revenue Service guidance thereunder, as each may be amended from time to time.

(n)   "Separation from Service" means a termination of employment (in the case of an employee) or a termination of service (in the case of an independent contractor) from the Company and its Subsidiaries; provided that, for purposes of awards granted hereunder that are subject to Section 409A, a "Separation from Service" means a Participant's death, retirement or other termination of employment or service with the Company and its Subsidiaries (as determined in accordance with Code Section 409A(2)(A)(i) and Treasury regulation section 1.409A-1(h), as each may be amended from time to time).

(o)   "Stock" means the common stock of the Company, $.01 par value.

(p)   "Subsidiary" means any corporation (other than the Company) 50% or more of the total combined voting power of all classes of stock of which is owned, directly or indirectly, by the Company.


SECTION 3
ELIGIBILITY AND PARTICIPATION


Employees of the Company and its Subsidiaries and/or persons being recruited for employment, as well as independent contractors associated with and/or being recruited for association with the Company or its Subsidiaries, who are or will be responsible for or contribute to the management, growth and/or profitability of the Company or its Subsidiaries shall be eligible to participate in the Plan. The Participants under the Plan shall be selected from time to time by the Committee, in its sole discretion, from among Eligible Persons.


SECTION 4
AMOUNT AND FORM OF AWARDS


(a)   The Committee, in its sole discretion, shall determine and grant the awards of Restricted Stock and Restricted Stock Units to be granted under the Plan, provided, however, that awards under this Plan may be determined and granted by senior executive officers of the Company, based on recommendations of various departments or Subsidiaries of the Company, in connection with the initial association of an individual who upon association will qualify as an Eligible Person. A Participant will receive such awards in Restricted Stock or Restricted Stock Units, as designated in the grant.

(b)   The maximum number of shares of Stock which may be issued under the Plan as Restricted Stock or which may be covered by Restricted Stock Units, when aggregated, shall be (1) 10,425,000 in total and (2) 2,000,000 in any fiscal year, subject to adjustment as provided in Section 7, and, with respect to any Restricted Stock, such shares may be authorized but unissued shares, or previously issued shares reacquired by the Company, or both. In the event Restricted Stock or a Restricted Stock Unit is forfeited prior to the end of the Restricted Period, the shares of Stock so forfeited or the number of shares to which the forfeited Restricted Stock Unit relates, shall immediately become available for future awards.

SECTION 5
RESTRICTED STOCK

(a)   The number of shares of Restricted Stock awarded to a Participant under the Plan will be determined in accordance with Section 4(a). For purposes of this Plan, the fair market value of Stock for an award will be the Stock's closing price on the New York Stock Exchange or the last sale price on any other national securities exchange registered under the Securities and Exchange Act of 1934, as amended, upon which the Stock is then listed on such date, or if the Stock was not traded on such date, on the next preceding day on which sales of shares of the Stock were reported, all as determined by the Committee.

(b)   A "book entry" (i.e., a computerized or manual entry) shall be made in the records of the Company to evidence an award of shares of Restricted Stock to a Participant. All shares of Restricted Stock shall be issued and held in an individual account for each Participant until the Restricted Period (as defined in Section 5(c)) has expired. Such Company records shall, absent manifest error, be binding on the Participants.

(c)   The shares of Restricted Stock awarded pursuant to this Section 5 shall be subject to the restrictions and conditions set forth in the underlying contracts with the Participants and/or as set forth in the documented grant of any award pursuant to this Plan to the Participants.

(d)   Unless the Committee in its sole discretion shall determine otherwise at or prior to the time of the grant of any award, the Participant shall have the right to direct the vote of his shares of Restricted Stock during the Restricted Period. The Participant shall have the right to receive any regular dividends on such shares of Restricted Stock. The Committee shall in its sole discretion determine the Participant's rights with respect to extraordinary dividends on the shares of Restricted Stock.

(e)   Shares of Restricted Stock shall be delivered to the Participant in accordance with Section 9(a) promptly after, and only after, the Restricted Period shall expire or lapse (or such earlier time as the restrictions may lapse in accordance with Section 5(f)) without forfeiture in respect of such shares of Restricted Stock.

(f)   Subject to the provisions of Section 5(c), the following provisions shall apply to a Participant's shares of Restricted Stock prior to the end of the Restricted Period (including extensions):

(i)   Upon the death or Disability of a Participant, the restrictions on his or her Restricted Stock shall immediately lapse, and the Restricted Period applicable to such Restricted Stock shall expire. Upon the death of a Participant, such Participant's Restricted Stock shall transfer to the Participant's beneficiary as such beneficiary is designated on a form provided by the Company, or if no beneficiary is so designated, by will or the laws of descent and distribution.

(ii)   Upon the Retirement of a Participant, and after satisfaction of a non-compete provision as set forth below (the violation of which shall result in the immediate forfeiture of any unvested Restricted Stock), any unvested Restricted Stock shall vest on a pro-rated basis (with the pro-ration being determined by comparing completed, full years of service, if any, since the date of initial award to the vesting schedule or by such other pro-ration method as may otherwise be set forth in the underlying contract with the Participant or in the documented grant of the specific award to the Participant), and the Restricted Period applicable to the Restricted Stock that vests in accordance with this provision shall expire. Any unvested shares of Restricted Stock that do not vest in accordance with the preceding sentence shall be immediately forfeited. For purposes of this subparagraph (f)(ii), a Participant shall be deemed to have not satisfied the non-compete provision if the Participant, within one year after the date of Retirement:

(1)   discloses the list of the Company's or a Subsidiary's customers or any part thereof to any person, firm, corporation, association, or other entity for any reason or purpose whatsoever; or

(2)   discloses to any person, firm, corporation, association, or other entity any information regarding the Company's or a Subsidiary's general business practices or procedures, methods of sale, list of products, personnel information and any other valuable confidential business or professional information unique to the Company's or a Subsidiary's business; or

(3)   owns more than five per cent (5%) of, manages, operates, controls, is employed by, acts as an agent for, participates in or is connected in any manner with the ownership, management, operation or control of any business which is engaged in businesses which are competitive to the business of the Company or a Subsidiary; and are located within a radius of 100 miles of any location where the Participant was employed or which was under the supervision, management or control of the Participant; or

(4)   solicits or calls either for himself/herself or any other person or firm, any of the customers of the Company or a Subsidiary on whom the Participant called, with whom the Participant became acquainted, or of whom the Participant learned of during his employment; or

(5)   solicits any of the employees or agents of the Company or a Subsidiary to terminate their employment or relationship with the Company or a Subsidiary.

(iii)   It is the intention of the Company and its Subsidiaries that this paragraph (f) be given the broadest protection allowed by law with regard to the restrictions herein contained. Each restriction set forth in this paragraph (f) shall be construed as a condition separate and apart from any other restriction or condition. To the extent that any restriction contained in this paragraph (f) is determined by any court of competent jurisdiction to be unenforceable by reason of it being extended for too great a period of time, or as encompassing too large a geographic area, or over too great a range of activity, or any combination of these elements, then such restriction shall be interpreted to extend only over the maximum period of time, geographic area, and range of activities which said court deems reasonable and enforceable.

(iv)   If a Participant voluntarily incurs a Separation from Service, or if a Participant involuntarily incurs a Separation from Service for Cause, such Participant shall forfeit his or her Restricted Stock for which the Restricted Period has not expired on the date of the Separation from Service.

SECTION 5A
RESTRICTED STOCK UNITS

(a)   The number of Restricted Stock Units awarded to a Participant under the Plan will be determined in accordance with Section 4(a). For purposes of this Plan, the fair market value of Stock for an award will be the Stock's closing price on the New York Stock Exchange or the last sale price on any other national securities exchange registered under the Securities and Exchange Act of 1934, as amended, upon which the Stock is then listed on such date, or if the Stock was not traded on such date, on the next preceding day on which sales of shares of the Stock were reported, all as determined by the Committee. In the event the Committee provides for alternative methods for grants of awards, the Committee, in its sole discretion, may provide for alternative methods of determining the fair market value of Stock for such awards, and may also provide for alternative forfeiture provisions, so long as the alternative methods or provisions do not (i) materially increase the benefits, (ii) materially increase the number of Restricted Stock Units issued or (iii) materially modify the eligibility requirements applicable to Section 16(a) Persons.

(b)   A "book entry" (i.e., a computerized or manual entry) shall be made in the records of the Company to evidence an award of Restricted Stock Units to a Participant, but no "book entry" shall be made in the Stock records of the Company at the time of an award of a Restricted Stock Unit. All Restricted Stock Units shall be recorded in an individual book account for each Participant until the Restricted Period (as defined in Section 5A(c)) has expired. Such Company records shall, absent manifest error, be binding on the Participants.

(c)   The Restricted Stock Units awarded pursuant to this Section 5A shall be subject to the restrictions and conditions set forth in the underlying contracts with the Participants and/or as set forth in the documented grant of any award pursuant to this Plan to the Participants.

(d)   With respect to a Restricted Stock Unit, no certificate for shares of Stock shall be issued at the time the grant is made (nor shall any "book entry" be made in the Stock records of the Company) and the Participant shall have no right to or interest in shares of Stock of the Company as a result of the grant of Restricted Stock Units.

(e)   Dividend equivalents may be credited in respect of Restricted Stock Units, as the Committee deems appropriate. Such dividend equivalents may be paid in cash or converted as of the date the Restricted Period expires and lapses into shares of Stock, the number of which shall be determined as follows: (1) if the Company declares and pays a cash dividend, the number of additional shares of Stock that will be issued upon the expiration of the Restricted Period shall be equal to the quotient obtained by dividing (i) the aggregate amount or value of the dividends paid with respect to that number of shares of Stock equal to the number of Restricted Stock Units subject to the Participant's award as of the date or dates the dividends were paid by the Company to the Company's shareholders by (ii) the fair market value per share of Stock on the date the Restricted Period expires and lapses, rounded down to the nearest whole share of Stock; or (ii) or if the Company declares and pays a Stock dividend, the number of additional shares of Stock that will be issued upon the expiration of the Restricted Period shall be equal to the number of shares of Stock distributed with respect to the shares underlying the Restricted Stock Units as of the date or dates the dividends were paid by the Company to the Company's shareholders, rounded down to the nearest whole share of Stock. The dividend equivalents will be subject to all of the terms and conditions of the underlying Restricted Stock Unit award to which they relate, including that the dividend equivalents will vest and become payable upon the same terms and at the same time as the Restricted Stock Units to which they relate.

(f)   Any shares of Stock or cash that may be issued or paid in satisfaction of a Restricted Stock Unit delivered under the Plan shall be delivered to the Participant in accordance with Section 9(a) promptly after, and only after, the Restricted Period shall expire or lapse (or such earlier time as the restrictions may lapse in accordance with Section 5A(g)) without forfeiture in respect of such Restricted Stock Unit. Notwithstanding the foregoing, with respect to awards granted hereunder that are subject to Section 409A, such shares of Stock or cash must be delivered in accordance with Treasury Regulation Section 1.409A-3(d), as may be amended from time to time; provided, that, if the Restricted Period or applicable restrictions expire or lapse as a result of the Participant's Retirement and the issuance or payment of shares of Stock or cash must be delayed in accordance with Section 409A(a)(2)(B)(i) of the Code (relating to payments made to certain "specified employees" of certain publicly-traded companies), such shares or cash will be delivered on the first business day following the six (6) month anniversary of the Participant's Separation from Service, unless the Participant dies during such six (6) month period, in which case, the shares or cash will be delivered to the Participant's estate as soon as practicable following his or her death, or unless the Participant is required to satisfy the non-compete provision set forth in Section 5(g)(ii) below, in which case, the shares or cash will be delivered after satisfaction of the non-compete provision.

(g)   Subject to the provisions of Section 5A(c), the following provisions shall apply to a Participant's Restricted Stock Unit prior to the end of the Restricted Period (including extensions):

(i)   Upon the death or Disability of a Participant, the restrictions on his or her Restricted Stock Unit shall immediately lapse, and the Restricted Period applicable to such Restricted Stock Unit shall expire. Upon the death of a Participant, such Participant's Restricted Stock Unit shall transfer to the Participant's beneficiary as such beneficiary is designated on a form provided by the Company, or if no beneficiary is so designated, by will or the laws of descent and distribution.

(ii)   Upon the Retirement of a Participant, and after satisfaction of a non-compete provision as set forth below (the violation of which shall result in the immediate forfeiture of any unvested Restricted Stock Units), any unvested Restricted Stock Unit shall vest on a pro-rated basis (with the pro-ration being determined by comparing completed, full years of service, if any, since the date of initial award to the vesting schedule or by such other pro-ration method as may otherwise be set forth in the underlying contract with the Participant or in the documented grant of the specific award to the Participant) on the one-year anniversary of the Participant's Retirement, the Restricted Period applicable to the Restricted Stock Units that vest in accordance with this provision shall expire and such Restricted Stock Units shall thereafter be settled in accordance with Section 5A(f). Any unvested Restricted Stock Units that do not vest in accordance with the preceding sentence shall be immediately forfeited. For purposes of this subparagraph (g)(ii), a Participant shall be deemed to have not satisfied the non-compete provision if the Participant, within one year after the date of Retirement:

(1)   discloses the list of the Company's or a Subsidiary's customers or any part thereof to any person, firm, corporation, association, or other entity for any reason or purpose whatsoever; or

(2)   discloses to any person, firm, corporation, association, or other entity any information regarding the Company's or a Subsidiary's general business practices or procedures, methods of sale, list of products, personnel information and any other valuable confidential business or professional information unique to the Company's or a Subsidiary's business; or

(3) owns more than five per cent (5%) of, manages, operates, controls, is employed by, acts as an agent for, participates in or is connected in any manner with the ownership, management, operation or control of any business which is engaged in businesses which are competitive to the business of the Company or a Subsidiary; and are located within a radius of 100 miles of any location where the Participant was employed or which was under the supervision, management or control of the Participant; or

(4) solicits or calls either for himself/herself or any other person or firm, any of the customers of the Company or a Subsidiary on whom the Participant called, with whom the Participant became acquainted, or of whom the Participant learned of during his employment; or

(5) solicits any of the employees or agents of the Company or a Subsidiary to terminate their employment or relationship with the Company or a Subsidiary.

(iii) It is the intention of the Company and its Subsidiaries that this paragraph (g) be given the broadest protection allowed by law with regard to the restrictions herein contained. Each restriction set forth in this paragraph (g) shall be construed as a condition separate and apart from any other restriction or condition. To the extent that any restriction contained in this paragraph (g) is determined by any court of competent jurisdiction to be unenforceable by reason of it being extended for too great a period of time, or as encompassing too large a geographic area, or over too great a range of activity, or any combination of these elements, then such restriction shall be interpreted to extend only over the maximum period of time, geographic area, and range of activities which said court deems reasonable and enforceable.

(iv) If a Participant voluntarily incurs a Separation from Service, or if a Participant involuntarily incurs a Separation from Service for Cause, such Participant shall forfeit his or her Restricted Stock Units for which the Restricted Period has not expired on the date of the Separation from Service.

(h) The Committee shall have the power and authority, directly or indirectly, to establish or to cause to be established a trust for purpose of purchasing Stock on the open market, holding such Stock and using such Stock to satisfy the Company's obligations under grants of Restricted Stock Units. If the trust is established to satisfy the Company's obligations with respect to grants of Restricted Stock Units to Participants resident in Canada, such trust may be structured to qualify as an "employee benefit plan" within the meaning assigned by the *Income Tax Act* (Canada).

SECTION 6
ADMINISTRATION

The Plan shall be administered by the Committee.

The Committee (and senior executive officers in the case of initial association grants) shall have the power and authority to grant Restricted Stock and Restricted Stock Units to Participants, pursuant to the terms of the Plan.

In particular, the Committee (and senior executive officers in the case of initial association grants) shall have the authority:

(i) to select or ratify the selection of Eligible Persons;

(ii) to determine whether and to what extent Restricted Stock or a Restricted Stock Unit is to be granted to Participants hereunder or ratify the grant thereof;

(iii) to determine the number of shares of Stock to be covered by such award granted hereunder or ratify the grant thereof;

(iv) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any award granted hereunder (including, but not limited to, the Restricted Period and the other conditions of full vesting of the Restricted Stock or the Restricted Stock Units) or to ratify the grant thereof; and

(v) to determine or ratify the determination of the terms and conditions, not inconsistent with the terms of the Plan, which shall govern all documentation evidencing the Restricted Stock or the Restricted Stock Unit.

In the event of an initial association grant of Restricted Stock or Restricted Stock Units effectuated by action of a senior executive officer, the terms and conditions of such grant shall be reported to the Committee at the Committee's next meeting for informational purposes only, it being understood that such report shall not in any way be a condition to the effectiveness of the grant.

The Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall, from time to time, deem advisable; to interpret the terms and provisions of the Plan and any award issued under the Plan; and to otherwise supervise the administration of the Plan. All decisions made by the Committee pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company, its Subsidiaries and the Participants.

The Committee may delegate the administrative details and management of the Plan to members of the Company's management and staff. No such delegation shall affect the Committee's right to make final decisions with respect to any matter arising under the Plan.

SECTION 7
ADJUSTMENTS UPON A CHANGE IN COMMON STOCK

In the event of any change in the outstanding Stock of the Company by reason of any stock split, stock dividend, recapitalization, merger, consolidation, reorganization, combination or exchange of shares or other similar event that may equitably require an adjustment in the number or kind of shares that may be issued under the Plan pursuant to Section 4(b) or covered by an award under the Plan, then in such event (i) appropriate adjustment shall automatically be made in the maximum number and kind of shares remaining available for issuance under the Plan, and (ii) appropriate adjustment shall automatically be made in the number or kind of shares or other property covered by an award under the Plan. The Committee may take any additional action it deems necessary, in accordance with its sole discretion, to further confirm such adjustments and any automatic adjustments and any such additional action shall be conclusive and binding for all purposes of the Plan.

SECTION 8
AMENDMENT AND TERMINATION

The Plan may be amended from time to time or terminated at any time and from time to time by the Committee, subject to shareholder approval where required by federal or state law. Neither an amendment to the Plan nor the termination of the Plan shall adversely affect any right of any Participant with respect to any Restricted Stock or Restricted Stock Unit theretofore granted without such Participant's written consent.

SECTION 9
GENERAL PROVISIONS

(a)   All shares of Restricted Stock and any shares of Stock that may be issued in satisfaction of a Restricted Stock Unit delivered under the Plan after the Restricted Period has expired shall be distributed in accordance with the instructions of each Participant. Such shares of Stock shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Stock is then listed, and any applicable federal or state securities law.

(b)   Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of the Plan and the granting of any award hereunder shall not confer upon any employee of the Company or any Subsidiary nor any independent contractors associated with the Company or its Subsidiaries any right to continued employment or association with the Company or a Subsidiary, as the case may be, nor shall it interfere in any way with the right of the Company or a Subsidiary to terminate the employment of any of its employees or terminate the association of any independent contractors associated with the Company or its Subsidiaries at any time.

(c)   No member of the Board or the Committee, nor any officer or employee of the Company acting on behalf of the Board or the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination or interpretation.

(d)	During the Restricted Period, a Participant's rights and interest under the Plan may not be sold, assigned or transferred in whole or in part either directly or by operation of law or otherwise (except in the event of a Participant's death) including, but not by way of limitation, execution, levy, garnishment, attachment, pledge, bankruptcy or in any other manner and no such right or interest of any Participant in the Plan shall be subject to any obligation or liability of such Participant.

(e)	The Company and its Subsidiaries shall have the right to deduct from any payment made under the Plan any federal, state, provincial or local income or other taxes required by law to be withheld with respect to such payment. It shall be a condition to the obligation of the Company to release shares of Stock upon the lapse of restrictions on Restricted Stock and a condition to the issuance of any shares of Stock to satisfy a Restricted Stock Unit upon the lapse of restrictions on the Restricted Stock Unit that the Participant (i) pay to the Company, upon its demand, such amount as may be requested by the Company for the purpose of satisfying any obligation to withhold federal, state, provincial or local income or other taxes and (ii) provide the Company with a copy of any election made under Section 83 of the Code, or any amendment thereto (the "Section 83 Election") as filed with the Internal Revenue Service. If the amount requested is not paid and the copy of the Section 83 Election, if applicable, is not provided, the Company may refuse to release or issue shares of Stock until such time as the Participant so complies. Unless the Committee shall in its sole discretion determine otherwise, payment for taxes required to be withheld may be made in whole or in part by an election by a Participant, in accordance with rules adopted by the Committee from time to time, to have the Company withhold shares of Stock otherwise issuable pursuant to the Plan having a fair market value equal to such tax liability, to be determined in such reasonable manner as may be provided for from time to time by the Committee or as may be required in order to comply with or to conform to the requirements of any applicable or relevant laws or regulations.

(f)	The Plan is intended to comply with all applicable conditions of Rule 16b-3 of the 1934 Act or any successor statute, rule or regulation. All transactions involving any Section 16(a) Person shall be subject to the conditions set forth in Rule 16b-3, regardless of whether such conditions are expressly set forth in the Plan. Any provision of the Plan that is contrary to Rule 16b-3 shall not apply to Section 16(a) Persons.

(g)	With respect to awards granted hereunder that are subject to Section 409A, this Plan is intended in all respects to comply with the provisions of Section 409A and the Company shall interpret and administer the Plan in a manner consistent with Section 409A.

SECTION 10
EFFECTIVE DATE OF PLAN

The Plan was originally effective as of the date of approval of the Plan by the shareholders of the Company or such other date as the shareholders of the Company so determined.

Exhibit 10.17.2

2005 RAYMOND JAMES FINANCIAL, INC.

RESTRICTED STOCK PLAN

NOTICE OF RESTRICTED STOCK UNIT AWARD

Participant's Name and Address:

You (the "Participant") have been granted an award of Restricted Stock Units (the "Award"), subject to the terms and conditions of this Notice of Restricted Stock Unit Award (the "Notice"), the 2005 Raymond James Financial, Inc. Restricted Stock Plan, as amended from time to time (the "Plan") and the Restricted Stock Unit Agreement (the "Agreement") attached hereto, as follows. Unless otherwise provided herein, the terms in this Notice shall have the same meaning as those defined in the Plan.

Date of Award

Vesting Commencement Date

Total Number of Restricted Stock

Units Awarded (the "Units")

Restricted Period:

Provided that the Participant does not incur a Separation from Service and subject to other limitations set forth in this Notice, the Agreement and the Plan, the Units will "vest" in accordance with the following schedule (the "Restricted Period"):

[Insert vesting schedule/Restricted Period].

In addition, if during the Restricted Period, a Corporate Transaction occurs and, on or within twelve (12) months after the Corporation Transaction, the Participant involuntarily incurs a Separation from Service other than for Cause or voluntarily incurs a Separation from Service for Good Reason, a pro-rated amount of the unvested Units subject to the Award shall vest immediately upon the Participant's Separation from Service, with the pro-ration being determined by comparing completed, full months of service, if any, since the Date of Award to the Restricted Period.

For purposes of this Notice and the Agreement:

(1) For this purpose, "Cause" means the Participant's: (i) continued failure to perform the duties and responsibilities of his or her position after there has been delivered to the Participant a written demand for performance from the Company which describes the basis for the Company's belief that the Participant has not substantially performed his or her duties and the Participant has not corrected such failure within thirty (30) days of such written demand; (ii) dishonesty, intentional misconduct, breach of a confidentiality agreement with the Company or a Subsidiary or material breach of any other agreement with the Company or a Subsidiary; (iii) breach of any fiduciary duty owed to the Company by the Participant that has a material detrimental effect on the Company's reputation or business; or (iv) conviction of, of plea of nolo contendere to, a crime involving dishonesty, breach of trust, or physical or emotional harm to any person.

(2) A "Corporate Transaction" means any of the following transactions, provided that the transaction also constitutes a "change in the ownership or effective control, or in the ownership of a substantial portion of the assets" (as defined in Section 409A) of the Company: (i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated; (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company; (iii) any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the Company is the surviving entity but (A) the shares of Common Stock outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merge; or (iv) the acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities but excluding any such transaction or series of related transactions that the Committee determines shall not be a Corporate Transaction. The Committee shall determine under subsections (iii) and (iv) whether multiple transactions are related, and its determination shall be final, binding and conclusive.

(3) "Good Reason" means the Participant's Separation from Service within ninety (90) days following the end of the Cure Period (as defined below) as a result of the occurrence of any of the following without his or her written consent: (i) a material diminution of the Participant's authority, duties, or responsibilities, relative to the Participant's authority, duties, or responsibilities in effect immediately prior to such reduction; provided, however, that a reduction of authority, duties, or responsibilities that occurs solely as a necessary and direct consequence of the Company undergoing a Change of Control and being made part of a larger entity will not be considered material; (ii) a material diminution by the Company in the Participant's base salary as in effect immediately prior to such reduction; or (iii) the relocation of the Participant to a facility or a location more than fifty (50) miles from his or her then present location that requires the Participant to commute more than fifty (50) miles; provided, however, that the Participant must provide written notice to the Board of the condition that could constitute a "Good Reason" event within ninety (90) days of the initial existence of such condition and such condition must not have been remedied by the Company within thirty (30) days (the " Cure Period ") of such written notice.

For purposes of this Notice and the Agreement, the term "vest" shall mean, with respect to any Units, that such Units are no longer subject to forfeiture to the Company. If the Participant would become vested in a fraction of a Unit, such Unit shall not vest until the Participant becomes vested in the entire Unit.

In the event of the Participant's change in status from employee to consultant or director, the determination of whether such change in status results in a Separation from Service will be determined in accordance with Section 409A.

During any authorized leave of absence, the vesting of the Units as provided in the schedule set forth above shall be suspended (to the extent permitted under Section 409A) and the duration of such suspension will parallel the duration of the leave of absence under the Company's then effective leave of absence policy. The Restricted Period applicable to the Units shall be extended by the length of the suspension. Vesting of the Units shall resume upon the Participant's termination of the leave of absence and return to service to the Company or a Subsidiary; provided, however, that if the leave of absence exceeds six (6) months, and a return to service upon expiration of such leave is not guaranteed by statute or contract, then (a) the Participant shall be deemed to have incurred a Separation from Service on the first date following such six-month period and (b) the Participant will forfeit the Units that are unvested on the date of such separation. An authorized leave of absence shall include sick leave, military leave, or other bona fide leave of absence (such as temporary employment by the government). Notwithstanding the foregoing, with respect to a leave of absence due to any medically determinable physical or mental impairment of the Participant that can be expected to result in death or can be expected to last for a continuous period of not less than six (6) months, where such impairment causes the Participant to be unable to perform the duties of the Participant's position of employment or substantially similar position of employment, a twenty-nine (29) month period of absence shall be substituted for such six (6) month period above.

Except as otherwise provided in Section 5A(g) of the Plan, vesting shall cease upon the date the Participant incurs a Separation from Service for any reason, any unvested Units held by the Participant (and any dividend equivalents credited in respect of such Units) immediately upon such Separation from Service shall be forfeited and deemed reconveyed to the Company and the Company shall thereafter be the legal and beneficial owner of such reconveyed Units and shall have all rights and interest in or related thereto without further action by the Participant.

IN WITNESS WHEREOF, the Company and the Participant have executed this Notice and agree that the Award is to be governed by the terms and conditions of this Notice, the Plan, and the Agreement.

RAYMOND JAMES FINANCIAL, INC.

a Florida corporation

By:

Title:

Date:

THE PARTICIPANT ACKNOWLEDGES AND AGREES THAT THE UNITS SHALL VEST, IF AT ALL, ONLY DURING THE PERIOD THAT THE PARTICIPANT IS PROVIDING SERVICES TO THE COMPANY OR A SUBSIDIARY AND HAS NOT OTHERWISE INCURRED A SEPARATION FROM SERVICE OR AS OTHERWISE SPECIFICALLY PROVIDED HEREIN (NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THIS AWARD OR ACQUIRING SHARES HEREUNDER). THE PARTICIPANT FURTHER ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS NOTICE, THE AGREEMENT, NOR IN THE PLAN, SHALL CONFER UPON THE PARTICIPANT ANY RIGHT WITH RESPECT TO CONTINUATION OF THE PARTICIPANT'S SERVICE, NOR SHALL IT INTERFERE IN ANY WAY WITH THE PARTICIPANT'S RIGHT OR THE COMPANY'S RIGHT TO TERMINATE THE PARTICIPANT AT ANY TIME, WITH OR WITHOUT CAUSE, AND WITH OR WITHOUT NOTICE. THE PARTICIPANT ACKNOWLEDGES THAT UNLESS THE PARTICIPANT HAS A WRITTEN EMPLOYMENT AGREEMENT WITH THE COMPANY TO THE CONTRARY, THE PARTICIPANT'S STATUS IS AT WILL.

sd-537298

Participant Acknowledges and Agrees:

The Participant acknowledges receipt of a copy of the Plan and the Agreement and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts the Award subject to all of the terms and provisions hereof and thereof. The Participant has reviewed this Notice, the Agreement and the Plan in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Notice and fully understands all provisions of this Notice, the Agreement and the Plan. The Participant further agrees and acknowledges that this Award is a non-elective arrangement pursuant to Section 409A.

The Participant further acknowledges that, from time to time, the Company may be in a "blackout period" and/or subject to applicable federal securities laws that could subject the Participant to liability for engaging in any transaction involving the sale of the Company's Shares. The Participant further acknowledges and agrees that, prior to the sale of any Shares acquired under this Award, it is the Participant's responsibility to determine whether or not such sale of Shares will subject the Participant to liability under insider trading rules or other applicable federal securities laws.

The Participant understands that the Award is subject to the Participant's consent to access this Notice, the Agreement, the Plan and the Plan prospectus (collectively, the "Plan Documents") in electronic form on the Company's intranet or such other website designated by the Company and communicated to the Participant. By signing below and accepting the grant of the Award, the Participant: (i) consents to access electronic copies (instead of receiving paper copies) of the Plan Documents via the Company's intranet or such other website designated by the Company and communicated to the Participant if and when the Company begins providing the Plan Documents electronically; (ii) represents that the Participant has access to paper copies of the Plan Documents; and (iii) acknowledges that the Participant is familiar with and accepts the Award subject to the terms and provisions of the Plan Documents.

The Company may, in its sole discretion, decide to deliver any Plan Documents by electronic means or request the Participant's consent to participate in the Plan by electronic means. The Participant hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system if and when such system is established and maintained by the Company or a third party designated by the Company.

The Participant hereby agrees that all questions of interpretation and administration relating to this Notice, the Plan and the Agreement shall be resolved by the Committee in accordance with Section 10 of the Agreement. The Participant further agrees to the venue and jurisdiction selection in accordance with Section 11 of the Agreement. The Participant further agrees to notify the Company upon any change in his or her residence address indicated in this Notice.

Date:

Participant's Signature

Participant's Printed Name

Address

City, State & Zip

sd-537298

[EMPLOYEE/INDEPENDENT CONTRACTOR FORM OF RESTRICTED STOCK UNIT AGREEMENT]

Award Number: ___________________

2005 RAYMOND JAMES FINANCIAL, INC.

RESTRICTED STOCK PLAN

RESTRICTED STOCK UNIT AGREEMENT

1. Issuance of Units. Raymond James Financial, Inc., a Florida corporation (the "Company"), hereby issues to the Participant (the "Participant") named in the Notice of Restricted Stock Unit Award (the "Notice") an award (the "Award") of the Total Number of Restricted Stock Units Awarded set forth in the Notice (the "Units"), subject to the Notice, this Restricted Stock Unit Agreement (the "Agreement") and the terms and provisions of the 2005 Raymond James Financial, Inc. Restricted Stock Plan, as amended from time to time (the "Plan"), which is incorporated herein by reference. Unless otherwise provided herein, the terms in this Agreement shall have the same meaning as those defined in the Plan.

2. Transfer Restrictions. The Units (and any dividend equivalents credited in respect of such Units) may not be transferred in any manner other than by will or by the laws of descent and distribution.

3. Conversion of Units and Issuance of Shares.

(a) General. Subject to Sections 3(b) and 3(c), one share of Common Stock shall be issuable for each Unit subject to the Award (the "Shares") upon vesting. Immediately thereafter, or as soon as administratively feasible, the Company will transfer the appropriate number of Shares to the Participant after satisfaction of any required tax or other withholding obligations. Any fractional Unit remaining after the Award is fully vested shall be discarded and shall not be converted into a fractional Share. Notwithstanding the foregoing, if the Award is subject to Section 409A, the relevant number of Shares shall be issued in accordance with Treasury Regulation Section 1.409A-3(d), as may be amended from time to time.

(b) Delay of Conversion. The conversion of the Units into the Shares under Section 3(a) above, shall be delayed in the event the Company reasonably anticipates that the issuance of the Shares would constitute a violation of federal securities laws or other applicable law. If the conversion of the Units into the Shares is delayed by the provisions of this Section 3(b), the conversion of the Units into the Shares shall occur at the earliest date at which the Company reasonably anticipates issuing the Shares will not cause a violation of federal securities laws or other applicable law. For purposes of this Section 3(b), the issuance of Shares that would cause inclusion in gross income or the application of any penalty provision or other provision of the Code is not considered a violation of applicable law.

(c) Delay of Issuance of Shares. Any Shares to which the Participant would otherwise be entitled during the six (6) month period following the date of the Participant's Separation from Service will be issuable on the first business day following the expiration of such six (6) month period, unless the Participant dies during such six (6) month period, in which case, the Shares will be issued to the Participant's estate as soon as practicable following his or her death. For purposes of clarity, this Section 3(c) shall not otherwise supersede Section 5A(g)(ii) of the Plan and, to the extent Section 5A(g)(ii) of the Plan applies, any Shares to which the Participant is entitled on the one-year anniversary of the Participant's Retirement will be settled in accordance therewith.

4. <u>Dividend Equivalents</u>. In the event the Company declares a cash or stock dividend on its Common Stock prior to the earlier of the date the Award is settled in full or terminates, dividend equivalents will be credited in respect of any outstanding Units in accordance with, and subject to the terms and conditions set forth in, Section 5A(e) of the Plan. Without limiting the generality of the foregoing, any such dividend equivalents shall be subject to the same terms and conditions that are applicable to the Units, including that the dividend equivalents will vest and become payable upon the same terms and at the same time as the Units to which they relate.

5. <u>Right to Shares</u>. Except as provided in Section 4, the Participant shall not have any right in, to or with respect to any of the Shares (including any voting rights) issuable under the Award until the Award is settled by the issuance of such Shares to the Participant.

6. <u>Recoupment Policy</u>. Without limiting the generality of any other provision herein regarding the Participant's understanding of and agreement to the terms and conditions of the Notice, the Agreement and the Plan, by signing the Notice, the Participant specifically acknowledges that he or she has read and understands the Raymond James Financial, Inc. Compensation Recoupment Policy, as may be amended from time to time (the "Policy"), and agrees to the terms and conditions of the Policy, including but not limited to the forfeiture and recoupment provisions of Sections 2 and 3 of the Policy.

7. <u>Taxes</u>.

(a) <u>Tax Liability</u>. The Participant is ultimately liable and responsible for all taxes owed by the Participant in connection with the Award, regardless of any action the Company or any Subsidiary takes with respect to any tax withholding obligations that arise in connection with the Award. Neither the Company nor any Subsidiary makes any representation or undertaking regarding the treatment of any tax withholding in connection with any aspect of the Award, including the grant, vesting, assignment, release or cancellation of the Units, the delivery of Shares, the subsequent sale of any Shares acquired upon vesting and the receipt of any dividends or dividend equivalents. The Company does not commit and is under no obligation to structure the Award to reduce or eliminate the Participant's tax liability.

(b) <u>Payment of Withholding Taxes</u>. Prior to any event in connection with the Award (e.g., vesting) that the Company determines may result in any tax withholding obligation, whether United States federal, state, local or non-U.S., including any social insurance, employment tax, payment on account or other tax-related obligation (the "Tax Withholding Obligation"), the Participant must arrange for the satisfaction of such Tax Withholding Obligation through his or her Raymond James brokerage account. Said brokerage account shall contain sufficient funds or margin availability to satisfy the Participant's Tax Withholding Obligation, and the Participant hereby authorizes and directs the Company or any Subsidiary to debit his or her Raymond James brokerage account by such amount.

8. Entire Agreement; Governing Law. The Notice, the Plan and this Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and the Participant with respect to the subject matter hereof, and, subject to Section 16, may not be modified adversely to the Participant's interest except by means of a writing signed by the Company and the Participant. These agreements are to be construed in accordance with and governed by the internal laws of the State of Florida without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of Florida to the rights and duties of the parties. Should any provision of the Notice or this Agreement be determined to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable.

9. Construction. The captions used in the Notice and this Agreement are inserted for convenience and shall not be deemed a part of the Award for construction or interpretation. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

10. Administration and Interpretation. Any question or dispute regarding the administration or interpretation of the Notice, the Plan or this Agreement shall be submitted by the Participant or by the Company to the Committee. The resolution of such question or dispute by the Committee shall be final and binding on all persons.

11. Venue and Jurisdiction. The parties agree that any suit, action, or proceeding arising out of or relating to the Notice, the Plan or this Agreement shall be brought exclusively in the United States District Court for the Middle District of Florida (or should such court lack jurisdiction to hear such action, suit or proceeding, in a Florida state court in Pinellas county) and that the parties shall submit to the jurisdiction of such court. The parties irrevocably waive, to the fullest extent permitted by law, any objection the party may have to the laying of venue for any such suit, action or proceeding brought in such court. If any one or more provisions of this Section 11 shall for any reason be held invalid or unenforceable, it is the specific intent of the parties that such provisions shall be modified to the minimum extent necessary to make it or its application valid and enforceable.

12. Notices. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery, upon deposit for delivery by an internationally recognized express mail courier service or upon deposit in the United States mail by certified mail (if the parties are within the United States), with postage and fees prepaid, addressed to the other party at its address as shown in these instruments, or to such other address as such party may designate in writing from time to time to the other party.

13. <u>Nature of Award</u>. In accepting the Award, the Participant acknowledges and agrees that:

(a) the Plan is established voluntarily by the Company, it is discretionary in nature, and it may be modified, amended, suspended or terminated by the Company at any time, unless otherwise provided in the Plan and this Agreement;

(b) the Award is voluntary and occasional and does not create any contractual or other right to receive future awards of Units, or benefits in lieu of Units, even if Units have been awarded repeatedly in the past;

(c) all decisions with respect to future awards, if any, will be at the sole discretion of the Company;

(d) the Participant's participation in the Plan shall not create a right to any employment with the Participant's employer and shall not interfere with the ability of the Company or the employer to terminate the Participant's employment relationship, if any, at any time;

(e) in the event that the Participant is not an employee of the Company or any Subsidiary, the Award and the Participant's participation in the Plan will not be interpreted to form an employment or service contract or relationship with the Company or any Subsidiary;

(f) the future value of the underlying Shares is unknown and cannot be predicted with certainty;

(g) in consideration of the Award, no claim or entitlement to compensation or damages shall arise from termination of the Award or diminution in value of the Award or Shares acquired upon vesting of the Award, resulting from the Participant's termination by the Company or any Subsidiary (for any reason whatsoever and whether or not in breach of local labor laws) and in consideration of the grant of the Award, the Participant irrevocably releases the Company and any Subsidiary from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, then, by signing the Notice, the Participant shall be deemed irrevocably to have waived his or her right to pursue or seek remedy for any such claim or entitlement;

(h) in the event of the Participant's Separation from Service (whether or not in breach of local labor laws), the Participant's right to receive Awards under the Plan and to vest in such Awards, if any, will terminate effective as of the date that the Participant is no longer providing services and will not be extended by any notice period mandated under local law (*e.g.*, providing services would not include a period of "garden leave" or similar period pursuant to local law); furthermore, in the event of the Participant's Separation from Service (whether or not in breach of local labor laws), the Committee shall have the exclusive discretion to determine when the Participant is no longer providing services for purposes of this Award;

(i) the Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding the Participant's participation in the Plan or the Participant's acquisition or sale of the underlying Shares; and

(j) the Participant is hereby advised to consult with the Participant's own personal tax, legal and financial advisers regarding the Participant's participation in the Plan before taking any action related to the Plan.

14. *Data Privacy.*

(a) *The Participant hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of the Participant's personal data as described in the Notice and this Agreement by and among, as applicable, the Participant's employer, the Company and any Subsidiary for the exclusive purpose of implementing, administering and managing the Participant's participation in the Plan.*

(**b**) *The Participant understands that the Company and the Participant's employer may hold certain personal information about the Participant, including, but not limited to, the Participant's name, home address and telephone number, date of birth, social insurance or other identification number, salary, nationality, job title, any Shares or directorships held in the Company, details of all Units or any other entitlement to Shares awarded, canceled, vested, unvested or outstanding in the Participant's favor, for the exclusive purpose of implementing, administering and managing the Plan ("Data").*

(*c*) *The Participant understands that Data will be transferred to any third party assisting the Company with the implementation, administration and management of the Plan. The Participant understands that the recipients of the Data may be located in the Participant's country, or elsewhere, and that the recipients' country may have different data privacy laws and protections than the Participant's country. The Participant understands that the Participant may request a list with the names and addresses of any potential recipients of the Data by contacting the Participant's local human resources representative. The Participant authorizes the Company and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing the Participant's participation in the Plan. The Participant understands that Data will be held only as long as is necessary to implement, administer and manage the Participant's participation in the Plan. The Participant understands that the Participant may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing the Participant's local human resources representative. The Participant understands, however, that refusal or withdrawal of consent may affect the Participant's ability to participate in the Plan. For more information on the consequences of the Participant's refusal to consent or withdrawal of consent, the Participant understands that the Participant may contact the Participant's local human resources representative.*

15. Language. If the Participant has received this Agreement or any other document related to the Plan translated into a language other than English and if the translated version is different than the English version, the English version will control, unless otherwise prescribed by applicable law.

16. Amendment and Delay to Meet the Requirements of Section 409A. The Participant acknowledges that the Company, in the exercise of its sole discretion and without the consent of the Participant, may amend or modify this Agreement in any manner and delay the issuance of any Shares issuable pursuant to this Agreement to the minimum extent necessary to meet the requirements of Section 409A as the Company deems appropriate or advisable. In addition, the Company makes no representation that the Award will comply with Section 409A and makes no undertaking to prevent Section 409A from applying to the Award or to mitigate its effects on any deferrals or payments made in respect of the Units. The Participant is encouraged to consult a tax adviser regarding the potential impact of Section 409A.

END OF AGREEMENT

sd-537298

Exhibit 10.17.3

2005 RAYMOND JAMES FINANCIAL, INC.

RESTRICTED STOCK PLAN

AMENDMENT TO RESTRICTED STOCK GRANT AGREEMENTS

This Amendment (the "Amendment") has been made this [INSERT DATE] by and between Raymond James Financial, Inc. (the "Company") and [INSERT NAME] the "Employee").

RECITALS

WHEREAS: The Company granted the Employee [an award] [awards] of Restricted Stock on [INSERT DATE(S)] (the "Award[s]") under the 2005 Raymond James Financial, Inc. Restricted Stock Plan (the "Plan") and [a restricted stock grant agreement] [restricted stock grant agreements] between the Company and the Employee (the "Restricted Stock Grant Agreement[s]");

WHEREAS: The Company desires to amend the Restricted Stock Grant Agreement[s] to (i) provide for partial vesting acceleration of the Award[s] upon the later of the date of this Amendment or the date the Employee became or becomes eligible for Retirement (as such term is defined in the Plan) and (ii) include tax payment provisions to cover the applicable tax withholding obligation incurred in connection with such acceleration;

NOW, THEREFORE, the Company hereby amends the Employee's Restricted Stock Grant Agreement[s] to provide as follows:

AGREEMENT

Unless otherwise defined herein, initially capitalized terms shall have the same meanings as defined in the Plan.

1. Vesting Acceleration. The Restricted Stock Grant Agreement[s] [is] [are] amended to add the following paragraph:

"Vesting Acceleration. Notwithstanding the vesting schedule above or anything herein or the 2005 Raymond James Financial, Inc. Restricted Stock Plan (the "Plan") to the contrary, if I am eligible for Retirement (as such term is defined in the Plan) as of [INSERT DATE OF AMENDMENT] or may become eligible for Retirement at any time prior to the expiration of the Restricted Period, the unvested shares covered by this Restricted Stock Grant Agreement (the "Shares") will vest on the later of [INSERT DATE OF AMENDMENT], the date I become eligible for Retirement and would be entitled to vest in such Shares (or portion thereof), or such other date as my Tax Withholding Obligation that results from my Retirement eligibility status is determined in accordance with applicable laws and regulations, and as to such number of Shares that is equal to my Retirement Tax Withholding Obligation. The number of Shares described in the preceding sentence will be the sum of: (A) the number of Shares equal to the quotient obtained by dividing (i) my Tax Withholding Obligation that results from my Retirement eligibility status by (ii) the "fair market value" of a share of the Company's common stock, as determined in accordance with Section 5(a) of the Plan, on the later of [INSERT DATE OF AMENDMENT], the date my Retirement eligibility status would entitle me to vest in such Shares (or portion thereof) or such other date as is permitted by applicable laws and regulations (the "Applicable Value") and (B) the number of Shares equal to the quotient obtained by dividing (y) my Tax Withholding Obligation that results from the vesting of that number of Shares determined in accordance with subsection A above by (z) the Applicable Value."

2. <u>Tax Withholding Obligation</u>. The Restricted Stock Grant Agreement[s] [is] [are] amended to add the following paragraphs:

"<u>Tax Liability</u>. I acknowledge that I am ultimately liable and responsible for all taxes owed by me in connection with the award of Shares, regardless of any action the Company or any Subsidiary takes with respect to any tax withholding obligations that arise in connection with the award. Neither the Company nor any Subsidiary makes any representation or undertaking regarding the treatment of any tax withholding in connection with any aspect of the award, including the grant, vesting, assignment, release or forfeiture of Shares, the subsequent sale of any Shares released upon vesting and the receipt of any dividends. I acknowledge that the Company does not commit and is under no obligation to structure the award to reduce or eliminate my tax liability.

<u>Retirement Tax Withholding Obligation</u>. If I did not previously file an election pursuant to Section 83(b) of the Internal Revenue Code of 1986, as amended, I hereby acknowledge and agree that the Company will withhold Shares sufficient to satisfy the minimum amount of any tax withholding obligation, whether United States federal, state, local or non-U.S., including any social insurance, employment tax, payment on account or other tax-related obligation (the "<u>Tax Withholding Obligation</u>"), that the Company determines arises in connection with my being or becoming eligible for Retirement and the vesting of Shares in connection such Retirement eligibility status (the "<u>Retirement Tax Withholding Obligation</u>"). I acknowledge that the withheld Shares may not be sufficient to satisfy my minimum Retirement Tax Withholding Obligation. Accordingly, I agree to arrange for the satisfaction of any amount of the Retirement Tax Withholding Obligation that is not satisfied by the withholding of Shares described above through my Raymond James brokerage account. Said brokerage account shall contain sufficient funds or margin availability to satisfy such amount, and I hereby authorize and direct the Company or any Subsidiary to debit my Raymond James brokerage account by the amount of the Retirement Tax Withholding Obligation that is not satisfied through the withholding of Shares."

4. <u>Full Force and Effect</u>. To the extent not expressly amended hereby, the Restricted Stock Grant Agreement[s] shall remain in full force and effect.

5. <u>Entire Agreement</u>. This Amendment and the Restricted Stock Grant Agreement[s] between the Employee and the Company, as amended, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

6. <u>Successors and Assigns</u>. This Amendment and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns, and legal representatives.

7. <u>Governing Law</u>. This Amendment shall be governed shall be governed by, and construed in accordance with, the laws of the State of Florida, without regard to principles of conflict of laws.

RAYMOND JAMES FINANCIAL, INC.   **EMPLOYEE**

Signature   *Signature*

Print Name   *Print Name*

Title

sd-537548

Exhibit 99.1



Press Release

FOR IMMEDIATE RELEASE

November 23, 2010

RAYMOND JAMES FINANCIAL BOARD
INCREASES QUARTERLY DIVIDEND

ST. PETERSBURG, Fla. – The Raymond James Financial Board of Directors today increased the quarterly dividend on its common shares from $.11 per share to $.13 per share, payable Jan. 19, 2011, to shareholders of record Jan. 3.

"This is the 25th consecutive year in which Raymond James has paid its shareholders a dividend," stated CEO Paul Reilly. "We were proud to maintain this record during the financial crisis.

"With confidence in our improved market position, our view of the market recovery and our continued strong performance, we are pleased to return to our long history of raising dividends consonant with our earnings growth."

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 5,300 financial advisors serving 1.9 million accounts in 2,300 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $254 billion, of which approximately $31 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2009 annual report on Form 10-K, which is available on RAYMONDJAMES.COM and SEC.GOV.

For more information, please contact Steve Hollister at 727-567-2824.

Please visit the Raymond James Press Center at raymondjames.com/media.